This filing is made pursuant to Rule 424(b)(3) under the
Securities Act of 1933 in connection with Registration No. 333-166941

Da-Lite Screen Company, Inc.

Offer to Exchange

up to $105,000,000 of

12  1/2% Senior Notes due 2015

for

up to $105,000,000 of

12  1/2% Senior Notes due 2015

that have been registered under

the Securities Act of 1933

We are offering to exchange our 12 1/2% Senior Notes due 2015, or the “exchange notes,” for our currently outstanding 12 1/2% Senior Notes due 2015, or the “original notes.” We sometimes refer to the exchange notes and the original notes collectively as the “notes.”

Terms of the exchange notes:

•

The exchange notes are substantially identical to the original notes, except that the exchange notes have been registered under the Securities Act of 1933, as amended, or the “Securities Act,” and will not contain restrictions on transfer or have registration rights. The exchange notes will represent the same debt as the original notes, and we will issue the exchange notes under the same indenture.

Terms of the Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on July 12, 2010, unless extended.

•	We will exchange all original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered original notes at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•

The exchange offer is not subject to any conditions other than that the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the “SEC.”

•	The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resales of exchange notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to broker-dealers for use in connection with any such resale for up to 180 days after the expiration date, as defined herein. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2010.

This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. You should carefully read this prospectus, together with the registration statement, the exhibits thereto and any prospectus supplements.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

MARKET INFORMATION

There generally is no industry trade association or published market research relating to the market for projection screens or related presentation products. Statements in this prospectus as to our market and competitive position are based on internal surveys and management estimates. None of these sources have been independently verified, and neither we nor the placement agent make any representation as to the accuracy of this information.

FORWARD LOOKING STATEMENTS

This prospectus contains certain statements that may be deemed to be forward looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this prospectus are forward looking statements. When used in this prospectus, the words “may,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” and similar expressions are intended to identify forward looking statements. Forward looking statements are subject to risks and uncertainties that could cause

i

actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, changes in sales or industry trends, changes in economic conditions, competition, retention of senior management and other key personnel, availability of materials or components, ability to make continued product innovations, casualty or work stoppages at our facilities, adverse results of lawsuits against us and currency exchange rates, the availability of financing and other factors described in “Risk Factors.” Forward looking statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. You are cautioned not to place undue reliance on these forward looking statements as there can be no assurance that these forward looking statements will prove to be accurate. Our actual results could differ materially from those currently anticipated and discussed in the forward looking statements as a result of risks and uncertainties set forth in this prospectus, including those set forth under “Risk Factors.” Management undertakes no obligation to update any forward looking statements. This cautionary statement is applicable to all forward looking statements contained in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are not subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended.

However, we voluntarily file periodic reports and other information with the SEC. Our SEC filings are available at the SEC’s website (http://www.sec.gov). You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates from the Public Reference Room of the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We do not make our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K or amendments to those reports available on our website (www.da-lite.com), because our website is reserved for use as a focused marketing tool. We will provide electronic or paper copies of our filings free of charge upon request. We have not incorporated by reference into this prospectus the information included on or linked from our website or any of our filings with the SEC, and you should not consider them part of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you should consider in making your investment decision. Therefore, you should read the entire prospectus carefully, including in particular the “Risk Factors” section and the consolidated financial statements and related notes appearing at the back of this prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Da-Lite,” “our company,” “we,” “us,” “our” or similar references mean Da-Lite Screen Company, Inc. and its consolidated subsidiaries, including Projecta B.V. and Procolor S.A.S., its Dutch and French subsidiaries.

OUR COMPANY

We are one of the world’s leading manufacturers and distributors of projection screens. Our projection screens, which are focused on the premium end of the large screen market, are used in a wide range of settings, including conference rooms, educational institutions, live entertainment venues, meeting rooms, training facilities, houses of worship and private homes. Our products provide the viewer with an immersive visual experience in settings where a large screen adds to the communication of information or entertainment. Our projection screens are versatile and can be customized to fit the needs of unique viewing venues.

We have been manufacturing and distributing projection screens since 1909. We operate manufacturing facilities in both the United States and Europe and our products are sold through an extensive sales and distribution network in over 100 countries. We generated net sales and income before income taxes of $130.3 million and $11.4 million, respectively, in 2009. Net sales and income before income taxes were $166.2 million and $27.4 million, respectively, in 2008.

Market Overview

We design, manufacture and distribute projection screens and certain other audio visual equipment used in large-scale presentation systems. The audio visual industry spans a number of horizontal and vertical markets that incorporate visual displays in a wide variety of applications.

The audio visual industry is undergoing substantial changes, which are affecting the market for projection screens and our other products. Advances in technology have resulted in the greater use of audio visual presentations in a variety of contexts. These include more intensive use in business, hospitality, educational and governmental settings, as well as the emergence of houses of worship, home theaters and other venues (such as stadiums, arenas, museums, shopping malls and point-of-sale locations) as additional markets for audio visual presentations. Audio visual presentations are assuming increasing importance in more complex simulations and presentations in business, governmental, military, medical and entertainment contexts. Audio visual presentations are also being used more frequently for display signage for marketing and informational purposes.

Various developments are having an important effect on the projection screen industry. The enhanced capabilities of projectors and demand for large presentations have led to a growth in average screen sizes. Projectors are increasingly using a 16:9 format, which drives the demand for different screen sizes. In addition, the increasing use of small palm-sized projectors is resulting in an increased emphasis on light, portable screens. We expect this trend will accelerate if, as expected, cellular phones increasingly incorporate projection capabilities over the next few years. The greater adoption of 3D projection has led to the demand for projection screens better suited to 3D use. In addition, high definition projection technology (including 1080 progressive or “1080p” projectors) is increasing the need for screens suited to take advantage of these capabilities. Furthermore, increased use of audio visual presentations for display signage and video conferencing has increased the need for projection screens that work well in locations with high ambient light. At the same time, the increased use of larger flat-panel displays has lessened the demand for small projection screens.

As a result of these changes, there has been a shift in demand to larger screens (often with custom sizes, curves or other unusual design features) and screens incorporating new surfaces and other features to meet the needs of new technologies and applications. We have been a leader in developing innovative products to meet these new demands. Most of our projection screen sales now consist of screens measuring at least 100 inches diagonally.

Competitive Strengths

We believe that our competitive strengths include the following:

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High Quality and Broad Product Line. We believe that we lead the industry with the quality and breadth of our product line and that we offer our customers more choices of projection screen surfaces and screen sizes than our competitors. We also manufacture and distribute other presentation products such as lecterns, easels, audio visual carts, projector mounts and brackets for flat-panel displays. Our extensive product line allows customers to meet a variety of their projection screen and presentation needs from a single source.

•

Product Innovations. We are recognized for developing new projection screen surfaces that enable customers to take advantage of the latest developments in projector technology and for introducing product features that add new levels of user convenience. For example, we introduced our 3D screens in 2008, our HD (high definition) progressive screens in 2009 and our Holo screens (designed for use in high ambient light venues) in 2010. We have won numerous awards for our product innovations.

•

Strong Brands. We believe that the Da-Lite® brand is the leading name in the projection screen industry and we are dedicated to maintaining our position by demonstrating industry leadership in product development, customer service and education. Our other recognized brands include Projecta® (projection screens and support furniture), Procolor® (projection screens), Fast-Fold® (portable screens), Oravisual® (easels and lecterns), Polacoat® (rear projection screens) and Advance Products® (audio visual carts, projector mounts and brackets for flat-panel displays).

•

Excellent Customer Service and Support. We offer excellent customer service and support through a dedicated staff of product specialists to assist dealers and end users in meeting their presentation needs. Our product specialists are certified by InfoComm International (“InfoComm”).

•

Strong Worldwide Distribution and Marketing Capabilities. We use a dedicated group of sales employees located throughout the United States to reach dealers that sell our products and other customers. Sales employees are required to be Certified Technical Specialists (“CTS”) qualified by InfoComm. In addition, we maintain relationships with distributors and dealers in over 100 countries throughout the world.

•

Development and Production Capabilities. Unlike many of our competitors, we produce most of our screen fabric, cases and rollers. In addition, our chemistry and other in-house capabilities enable us to create new screen surfaces and other product features. At the same time, we increasingly source materials and components internationally (especially in Asia) to reduce costs. We believe that our design, development and production capabilities, coupled with our international sourcing strategy, enable us to develop and produce innovative, high-quality products to meet evolving market needs on a prompt and cost-efficient basis.

•

Efficient and Flexible Manufacturing. We believe that our streamlined manufacturing processes and information systems allow us to offer our customers rapid order turnaround times, customizable product features and competitive pricing. Consequently, dealers that sell our products are able to conserve capital by keeping their inventory levels low while providing end users with more product choices and better service. We have increasingly adopted lean manufacturing techniques, including just-in-time inventory procedures and computerized “paperless” processes in a number of production applications.

•

Experienced and Capable Workforce and Management Team. Our highly motivated and flexible workforce remains an important source of ideas to improve productivity, develop new products and reduce costs on a continuing basis. We also have a very experienced and capable management team. Mr. Richard E. Lundin, our Chairman, President and Chief Executive Officer, and Ms. Judith D. Loughran, our Executive Vice President, joined us in 1989 as part of a leveraged buyout and have led our expansion strategy through internal growth and strategic acquisitions since then. Our senior management and six other senior employees have an average of 15 years of experience with us.

We were incorporated in Indiana as the successor to a business that introduced the projection screen in 1909. Our principal executive offices are located at 3100 North Detroit Street, P.O. Box 137, Warsaw, Indiana 46581-01375 and our telephone number is (574) 267-8101. Our website is www.da-lite.com. The contents of our website do not form part of this prospectus.

THE EXCHANGE OFFER

For a more complete description of the terms of the exchange offer, see “The Exchange Offer.”

Securities Offered	$105,000,000 aggregate principal amount of 12 1/2% Senior Notes due 2015.

The Exchange Offer	We are offering to exchange up to $105,000,000 aggregate principal amount of our 12 1/2% Senior Notes due 2015 for $105,000,000 aggregate principal amount of our currently outstanding 12 1/2% Senior Notes due 2015 which were issued in a private offering in March, 2010. The terms of the exchange notes and original notes are identical in all material respects (including principal amount, interest rate and maturity), except that:

•	the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes will bear a different CUSIP number than the original notes; and

•

the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the payment of liquidated damages on the original notes in some circumstances relating to the timing of the exchange offer.

See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 12, 2010, unless extended (the “expiration date”).

Conditions of the Exchange Offer	Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. See “The Exchange Offer—Conditions of the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Original Notes

Brokers, dealers, commercial banks, trust companies and other nominees who hold original notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender original notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange Offer—Procedures for Tendering”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the original notes must be tendered in accordance with DTC’s ATOP procedures for transfer. To tender original notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the original notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

•	you are acquiring the exchange notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

•

you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for any original notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. We will make this prospectus available to broker-dealers for use in connection with any such resale for up to 180 days after the expiration date. See “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures

If you wish to tender your original notes in the exchange offer but your original notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your original notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your original notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”
Acceptance of Original Notes and Delivery of Exchange Notes	We will accept for exchange any and all original notes that are properly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Exchange Agent	Wilmington Trust Company is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer—Exchange Agent.”

Tax Consequences	The exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes. You will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes and you will have the same tax basis and holding period in the exchange notes as you had in the original notes immediately before the exchange. See “Summary of U.S. Federal Income Tax Consequences.”

Consequences of Failure to Exchange the Original Notes	Any original notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Because the original notes have not been registered under the Securities Act, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to provide for registration of the original notes under the Securities Act. You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

THE EXCHANGE NOTES

The following summary is provided solely for your convenience. This summary is not intended to be complete. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”

Issuer	Da-Lite Screen Company, Inc.

Securities Offered	$105,000,000 aggregate principal amount of 12 1 /2% Senior Notes due 2015.

Maturity	April 1, 2015.

Interest	12 1/2% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2010.

Optional Redemption	We may redeem any of the notes beginning on April 1, 2013. The initial redemption price is 106.250% of their principal amount, plus accrued interest. The redemption price will decline each year after 2013 and will be 100% of their principal amount, plus accrued interest, beginning on April 1, 2014.

In addition, before April 1, 2013, we may redeem up to 35% of the aggregate principal amount of outstanding notes with the proceeds from sales of certain kinds of our capital stock at a redemption price equal to 112.500% of their principal amount, plus accrued interest to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding.

Offer to Repurchase the Notes from Free Cash Flow	If our free cash flow, as defined, for any fiscal year, commencing with the fiscal year ending December 31, 2010 (it being understood that no offer need be made with respect to Free Cash Flow for any year after the fiscal year ending December 27, 2013) is greater than $0, we will be required to offer to purchase from all holders of the notes, on a pro rata basis, up to the principal amount of notes (expressed as a multiple of $2,000) that can be purchased (rounded to the nearest $2,000) utilizing 50% of free cash flow for such period at a purchase price described under “Description of the Exchange Notes—Offer to Repurchase the Notes from Free Cash Flow,” except that if our free cash flow for any such period is less than $1.0 million, we may elect not to make such an offer and, in lieu thereof, to add such free cash flow to the amount of free cash flow for the next succeeding twelve-month period.

Change of Control

Upon a change of control (as defined under “Description of the Exchange Notes—Definitions”) we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest to the repurchase date. We may not have sufficient funds available at the time of a change of control to make any required debt payment (including repurchases of the notes) and the terms of any future debt agreement may prohibit us from repurchasing the notes.

Ranking	The notes will be equal in right of payment with our existing and future unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes will be effectively junior to any secured debt we may incur in the future, to the extent of the value of the assets securing such debt. The notes will be effectively subordinated to all existing and future debt of our subsidiaries that do not guarantee the notes. On April 2, 2010, we had no indebtedness outstanding other than the original notes and less than $0.1 million of borrowings under our foreign bank credit facility.

Certain Covenants	The terms of the exchange notes will limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and make distributions in respect of our capital stock;

•	make investments or certain other restricted payments;

•	place limits on dividends and other payment restrictions affecting certain subsidiaries;

•	engage in sale-leaseback transactions;

•	enter into transactions with stockholders or affiliates;

•	guarantee debts;

•	sell assets;

•	create liens;

•	issue or sell stock of certain subsidiaries; and

•	merge or consolidate.

These covenants are subject to important exceptions and qualifications, which are described under “Description of the Exchange Notes—Covenants”.

Guarantees	The subsidiaries of Da-Lite Screen Company, Inc. (other than foreign and immaterial domestic subsidiaries, “Excluded Subsidiaries”) will guarantee the notes. As of the date of this prospectus, none of our subsidiaries are guaranteeing the notes because they are Excluded Subsidiaries.

Each guarantor, if any, will provide a guarantee of the payment of the principal, premium, if any, and interest on the notes on an unsecured unsubordinated basis.

The guarantee by each guarantor, if any, will rank equal in right of payment with all existing and future unsubordinated indebtedness of such guarantor and senior in right of payment to any future subordinated indebtedness of such guarantor.

RISK FACTORS

Before making an investment decision, you should carefully consider all of the information in this prospectus including the discussion under the caption “Risk Factors.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data. The summary consolidated financial data as of and for each of the years in the five-year period ended January 1, 2010 were derived from our audited consolidated financial statements. The summary consolidated financial data as of and for the 13 weeks ended April 2, 2010 and as of and for the 14 weeks ended April 3, 2009 are derived from, and should be read in conjunction with, our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. The historical results included below are not necessarily indicative of our future performance. Certain amounts recorded in previous periods have been reclassified to conform to the current presentation. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes included in this prospectus.

	Years Ended(1)					13 Weeks Ended April 2, 2010	14 Weeks Ended April 3, 2009
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010
	(dollars in thousands)
Consolidated Statement of Operations Data:
Net sales	$165,634	$169,827	$170,164	$166,239	$130,294	$31,282	$33,684
Cost of sales (2)	100,769	103,508	106,068	104,517	83,866	19,308	22,041

Gross profit	64,865	66,319	64,096	61,722	46,428	11,974	11,643
Selling, general and administrative expenses (2)	17,202	18,682	20,531	21,661	19,495	4,676	4,895
Goodwill impairment (3)	—	—	—	440	5,926	—	—

Operating income	47,663	47,637	43,565	39,621	21,007	7,298	6,748

Other expense:
Interest, net	14,758	13,726	13,006	12,547	11,872	2,909	3,383
Miscellaneous, net (4)	842	715	1,705	(325)	(2,309)	1,043	(715)

Income before income taxes	32,063	33,196	28,854	27,399	11,444	3,346	4,080
Income taxes expense (benefit) (5)	1,248	1,562	1,015	947	122	(62)	(44)

Net income	$30,815	$31,634	$27,839	$26,452	$11,322	$3,408	$4,124

Distributions to Stockholders:
Taxes (5)	$10,852	$12,982	$12,098	$10,688	$5,874	$2,105	1,266
Others	11,366	13,095	13,089	12,989	3,166	—	2,425

Total distributions	$22,218	$26,077	$25,187	$23,677	$9,040	$2,105	$3,691

	As of
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010	April 2, 2010
	(in thousands)
Balance Sheet Data :
Total cash and short-term investments	$12,547	$16,907	$8,254	$1,633	$552	$53,705
Working capital (6)	31,285	36,556	31,269	25,086	15,492	70,622
Goodwill	25,851	26,454	27,129	26,353	20,440	20,440
Total assets	93,089	97,496	91,901	80,947	63,250	79,552
Total debt	144,200	140,200	128,980	119,730	99,980	156,707
Shareholders’ deficit	(62,638)	(55,219)	(49,485)	(49,042)	(46,395)	(45,751)

(1)	We use a 52- or 53-week fiscal year ending on or near December 31. Our fiscal years from 2005 to 2008 were 52-week years. Our 2009 fiscal year was a 53-week period. Fiscal 2010 will be a 52-week period.

(2)	Results for 2006, 2007, and 2008 include legal costs and expenses related to a patent suit filed by a competitor and a suit filed by us against that competitor, which suits were settled without payment by either party in 2008. Results for the year ended January 1, 2010 reflect charges of $362 included in cost of goods sold and $358 included in selling, general and administrative expenses related to the restructuring of our European operations.

(3)	We recorded an impairment charge of $5,926 in 2009 to write-off the entire amount of goodwill assigned to the Projecta BV reporting unit. In 2008, management determined that the goodwill related to Projecta’s wholly-owned subsidiary Procolor S.A.S. was impaired, and the remaining amount of $440 was written-off. See note 6 to our consolidated financial statements included herein.

(4)	Miscellaneous, net includes the premiums paid and discounts realized in the repurchases of $105,470 principal amount of the 9 1/2% senior notes during the periods presented.

(5)	As a subchapter S corporation under the Code, we generally are not subject to U.S. federal and most state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our stockholders. Therefore, no provision or liability is recorded in the consolidated financial statements for our taxable income in the United States. We pay foreign taxes on the earnings of our European subsidiaries. We make quarterly distributions to our stockholders to cover their U.S. federal and state tax liabilities.

(6)

Working capital represents total current assets (including cash and cash equivalents) less total current liabilities (excluding current maturities of long-term debt, notes payable and the 9 1/2% Senior Notes due 2011 subject to redemption).

RISK FACTORS

Before deciding whether to participate in the exchange offer and consent solicitation, you should read carefully this prospectus, including the risks described below. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors”. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially adversely affected. The risks described below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to the Exchange Offer

You must carefully follow the required procedures in order to exchange your original notes.

The exchange notes will be issued in exchange for original notes only after timely receipt by the exchange agent of a duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your original notes, you must allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to notify you of defects or irregularities with respect to tenders of original notes for exchange. Any holder of original notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not exchange original notes for exchange notes, transfer restrictions will continue and trading of the original notes may be adversely affected.

The original notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Original notes that are not tendered for exchange notes or are tendered but not accepted will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfers. We do not currently expect to register the original notes under the Securities Act. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for the original notes, if any, could be adversely affected.

Risks Related to Our Business

We have been adversely affected by the current difficult economic and market conditions, including conditions in the residential and commercial real estate, Business/IT and Hospitality markets, and the continuation or worsening of these conditions could further negatively impact our results and financial condition.

Our success depends to a significant extent on numerous factors affecting business and consumer spending and residential and commercial construction, including economic conditions relating to the markets we serve. In the current weak economy, our customers have experienced reduced demand and, consequently, have reduced their level of spending and investment which has materially adversely affected our business and results of operations. For example, our results have been adversely affected in recent periods by a decline in residential construction, which reduces the demand for projection screens for home theaters, the declines in commercial construction and business investment generally, which reduces the demand in the Business/IT market, and the decline in convention activity has adversely affected the demand in the Hospitality market. Our net sales for the year ended January 1, 2010 were approximately $130.3 million, a decrease of $35.9 million from the year ended December 26, 2008. Our income before income taxes for the years ended January 1, 2010 and December 26, 2008 were $11.4 million and $27.4 million, respectively. The continuation or worsening of difficult economic and market conditions could further materially and negatively impact our business, financial condition and results of operations.

The increased demand for projection screens in some recent periods resulted in large part from changes in projector technology, the increased use of visual presentation tools and other industry trends. Any changes in these trends could adversely affect the demand for our products.

The demand for projection screens and other presentation products increased in some recent years largely as the result of the improved capabilities and lower costs of projectors, the increased use of visual presentation tools in business, education and other settings, and consumer interest in home theaters. Any changes in these or other industry trends, including the development of competing technologies, could adversely affect the demand for our products and could negatively impact our business, financial condition and results of operations.

Substantial competition from existing or new competitors or products could reduce our market share and harm our results.

The projection screen business is highly competitive with a number of participants in the United States and internationally, and we believe that competition has been intensifying. Although management believes that we have a substantially larger global market share in projection screens than our nearest competitor, we compete on an international basis with two other substantial competitors and a number of newer entrants from China and elsewhere. We also compete with a number of smaller companies in many of our local markets. There is no assurance that existing or new competitors in the United States, Europe, Asia or elsewhere will not gain market share. We also face increased competition for small projection screens from manufacturers of electronic devices such as larger flat-panel displays and OLED displays. There is no assurance that size, pricing or other improvements in these products or the development of new products, will not result in increased competitive pressure. Any increased competition could adversely affect our financial performance.

Our success depends on our ability to retain our senior management and other key personnel.

Our success depends to a significant extent on the efforts and abilities of our senior management team. The loss of one or more persons could have an adverse effect on our business. We currently do not have key executive insurance relating to our senior management team.

Our success also depends on our ability to hire, train and retain skilled workers in all areas of the business. From time to time, there may be a shortage of skilled labor that may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our labor costs increase significantly, our operations would be adversely affected.

Shortages of materials or components could adversely affect our results.

Shortages of materials or components could adversely affect our results. In addition, there are certain materials and components, including one type of fabric substrate, as to which we have only a few suppliers. We increasingly source materials and components internationally, especially from Asia. Consequently, we may be increasingly susceptible to the effects of transportation difficulties or other supply disruptions. Any disruption in deliveries from these suppliers could hinder our ability to fulfill customer orders on a timely basis, which could adversely affect our business, financial condition and results of operations.

Changing technology requires us to make continued product innovations to remain competitive. Any failure to make innovations could adversely affect our competitive position.

Changes in technology create the demand for new screen surfaces and other product innovations. For example, screen surfaces that increase contrast rather than reflectivity have been required to make better use of the higher light output of newer projectors in many applications. If we fail to make needed product innovations, our competitive position and results will be adversely affected.

A casualty, work stoppage or Act of God relating to our Warsaw, Indiana facility or other facilities could adversely affect our results.

A large portion of our manufacturing and other operations are conducted at our headquarters facility in Warsaw, Indiana. Any interruption in manufacturing, head office or computer operations from fire, severe weather, accident or other calamity or work stoppage at this facility or our other facilities could have a material adverse effect on our reputation and results.

We may incur material liabilities under various environmental laws.

We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up and damages resulting from past spills, disposals or other releases. Although we are not aware of any material expenses required to be made by us to comply with environmental laws, there is no assurance that material expenditures relating to environmental matters might not ultimately become necessary.

Fluctuations in currency exchange rates could adversely affect our sales and profits.

We perform most of our manufacturing in the United States with the remainder of our manufacturing capability located in the Netherlands and France. Virtually all of our labor and overhead costs and many of our costs for components and supplies are in U.S. Dollars or Euros although we also procure an increasing amount of our materials and components in Asia. Furthermore, our customers are located throughout the world. Consequently, fluctuations in currency exchange rates could negatively affect our results.

We cannot make assurances that we will continue to qualify as an S corporation and will continue to be generally exempt from U.S. federal or state income taxes. A failure to qualify as an S corporation could subject us to U.S. federal and state income taxes.

We made an election to be treated as an S corporation for U.S. federal and state income tax purposes, commencing January 1, 1998, and an election to treat our eligible subsidiaries as qualified subchapter S subsidiaries for U.S. federal and state income tax purposes. As an S corporation, we are generally not subject to U.S. federal and most state income taxation on our income from U.S. operations. Rather, our income, gains, losses, deductions and credits generally flow through to our shareholders.

Section 1361 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a corporation that meets certain requirements may elect to be taxed as an S corporation. These requirements include but are not limited to: (1) the corporation having only certain types of shareholders; (2) the corporation having 100 shareholders or less; and (3) the corporation having only one class of stock. Our management believes that we presently meet the requirements to be treated as an S corporation.

We have not obtained a ruling from the Internal Revenue Service (“IRS”) or any state tax agency confirming that we will be treated as an S corporation or that our eligible subsidiaries will be treated as qualified subchapter S subsidiaries for U.S. federal and state income tax purposes. Nor have we obtained an opinion upon which an investor may rely to this effect. Furthermore, we cannot assure you that the applicable law and regulations will not change in a way that would result in our treatment as a corporation other than as an S corporation for U.S. federal and state income tax purposes in the future.

If for any reason we elect to change or lose our S corporation status or our subsidiaries lose their qualified subchapter S subsidiary status, we would be required to pay U.S. federal and state income tax thereby reducing the amount of cash available to repay our debt or to reinvest in our operations which generally would have a material adverse effect on our operating results and financial condition. Furthermore, if it were determined that we have not been a valid S corporation for prior taxable years, we could be subject to substantial claims for past-due U.S. federal and state income taxes, which could have a material adverse effect on our financial condition.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. As of April 2, 2010, our total net debt (i.e. debt less cash and cash equivalents) was approximately $103.0 million. Our substantial indebtedness could have important consequences for you by adversely affecting our financial condition and thus making it more difficult for us to satisfy our obligations with respect to the exchange notes. Our substantial indebtedness could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•

increase the amount of interest expense that we have to pay, because some of our borrowings are at variable rates of interest, which, if interest rates increase, will result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, competition and/or changes in our business or the industry in which we operate;

•	limit our ability to borrow additional funds;

•	restrict us from making strategic acquisitions, introducing new brands or products or exploiting business opportunities;

•	restrict our ability to pay dividends;

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes and any other outstanding indebtedness; and

•	place us at a competitive disadvantage compared to our competitors that have less debt or more financial resources.

Despite our level of indebtedness, we will be permitted to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although the indenture governing the exchange notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, including obligations not included within the definition of indebtedness in the indenture, and allow us to incur additional indebtedness so long as a specified ratio of our consolidated EBITDA to consolidated interest expense (as defined in the indenture) is met. The indebtedness incurred in compliance with these restrictions could be very substantial. To the extent new debt is added to our and our subsidiaries’ currently anticipated debt levels, the substantial indebtedness risk described above would increase.

Your right to receive payments on the exchange notes is unsecured and is effectively junior to any future secured borrowings.

The indenture relating to the exchange notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. Because the exchange notes are unsecured, in the event of any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding regarding us, whether voluntary or involuntary, the holders of our secured debt will be entitled to receive payment to the extent of the value of the assets securing that debt before we can make any payment with respect to the exchange notes. If any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on our debt and the exchange notes. As a result, you may receive less than you are entitled to receive or recover nothing if any liquidation, dissolution, reorganizations, bankruptcy or other similar proceeding occurs.

We will be substantially restricted by the terms of the notes and our other debt, which could adversely affect us and increase your credit risk.

The indenture governing the exchange notes contains various covenants, events of default and restrictions that limit our ability and certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	layer indebtedness;

•	pay dividends or make other distributions;

•	repurchase or redeem capital stock;

•	make investments or other restricted payments;

•	create liens;

•	enter into transactions with our stockholders and affiliates;

•	sell assets or shares of capital stock of our subsidiaries;

•	restrict dividend or other payments to us from our subsidiaries; and

•	merge, consolidate or transfer substantially all of our assets.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or noteholders and/or amend the covenants.

Our failure to comply with restrictive covenants under the indenture or our new bank credit facility could trigger prepayment obligations

Our failure to comply with the restrictive covenants described above as well as others in our bank credit facility could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If the exchange notes or other debt are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness, or to obtain additional financing through equity or debt financings. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If any such event occurs, our results of operations, financial condition and cash flows could be adversely affected.

We may depend in part on the cash flow from our subsidiaries to meet our obligations, and your right to receive payment on the exchange notes will be structurally subordinate to the obligations of these subsidiaries.

While the terms applicable to the exchange notes require that certain of our future domestic subsidiaries must guarantee the exchange notes, none of our current subsidiaries are guarantors. Our current subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due pursuant to the exchange notes or to provide us with funds for our payment obligations. Our cash flow and our ability to service our debt, including the exchange notes, may depend in part on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. These subsidiaries represented 15.7% of our net sales for the year ended January 1, 2010 and 24.5% of our total assets as of January 1, 2010. In addition, the ability of these subsidiaries to make any dividend, distribution, loan or other payment to us could be subject to statutory or contractual restrictions. Payments to us by these subsidiaries will also be contingent upon their earnings and their business considerations. Because we may depend in part on the cash flow of these subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on the exchange notes.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, you will not have any claim as a creditor against that subsidiary. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of those subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the notes. As of April 2, 2010, our current subsidiaries had less than $0.1 million of indebtedness outstanding.

Any future guarantee by any of our future domestic subsidiaries could be subject to fraudulent conveyance claims.

The indenture governing the exchange notes requires that certain of our future domestic subsidiaries guarantee the exchange notes. On the date the exchange notes are issued, none of our subsidiaries will guarantee the exchange notes. If in the future any of our subsidiaries guarantees the exchange notes, such guarantee may be subject to review under federal or state fraudulent conveyance laws in the event of the bankruptcy or other financial difficulty of such subsidiary. Depending on the standard applied in connection with that review, the review could result in the subsidiary’s guarantee being voided or subordinated to all other indebtedness of that subsidiary, and could result in payments previously made in respect of such guarantee being returned to such subsidiary.

There has been no prior market for the exchange notes and therefore your ability to sell the exchange notes may be limited.

The exchange notes are a new issue of securities and there is currently no established public market for the exchange notes. Although Morgan Stanley & Co. Incorporated, as placement agent for the original notes, has informed us that it intends to make a market in the exchange notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Any such market-making will be subject to the limitations imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer for the notes.

We cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the exchange notes. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	the market for similar securities;

•	the number of noteholders;

•	prevailing interest rates; and

•	our ability to comply with reporting requirements under the Exchange Act following the exchange offer.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in the prices of such securities. There can be no assurance that the market for the exchange notes will not be subject to similar disruptions. Any disruptions may have a negative effect on the holders of the exchange notes, regardless of our prospects and financial performance.

Our controlling stockholders may have interests that differ from your interests as a debtholder.

We are a closely held company. See “Principal Stockholders”. The interests of our controlling stockholders may not coincide with yours as a holder of notes. For example, they may have an interest in pursuing acquisitions, divestitures, financings and other transactions that, in their judgment, could enhance their equity investments, even though those transactions might involve risks to you as a holder of the notes.

THE EXCHANGE OFFER

Purposes and Effect of the Exchange Offer

We sold the original notes in a private offering in March, 2010 to Morgan Stanley & Co. Incorporated (the “placement agent”), which resold the original notes to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

In connection with the issuance of the original notes, we entered into a registration rights agreement (the “registration rights agreement”) with the placement agent for the benefit of holders of the original notes. The following description of the registration rights agreement is a summary only. It is not complete and does not describe all of the provisions of the registration rights agreement. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

We agreed with the placement agent, for the benefit of the holders of the original notes, to use our reasonable best efforts, at our cost, to file and cause to become effective a registration statement with respect to the registered offer to exchange the original notes for an issue of our unsubordinated exchange notes, guaranteed by our subsidiary guarantors, if any, and with terms identical to the original notes (except that the exchange notes will not bear legends restricting transfer).

The exchange offer will remain open for not less than 20 business days after the date on which we mail notice of the exchange offer to holders of the original notes. For each original note surrendered to us under the exchange offer, the holder will receive an exchange note of equal principal amount. Interest on each exchange note shall accrue from the last interest payment date on which interest was paid on the original note so surrendered or, if no interest has been paid on the original notes, from March 24, 2010.

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all original notes validly surrendered to us in accordance with the terms of the exchange offer. Original notes not tendered in the exchange offer will bear interest at the rate described in this prospectus and be subject to all of the terms and conditions specified in the indenture and to the transfer restrictions described in this prospectus.

In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, or under other specified circumstances, we will, at our cost, use our reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the original notes. We will use our reasonable best efforts to keep the shelf registration statement effective until such time as all original notes covered by such Shelf Registration Statement are freely transferable in accordance with Rule 144 under the Securities Act (without volume limitations or other conditions imposed by Rule 144), or such shorter period that will terminate when all original notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We will, in the event of such a shelf registration, provide to each holder of original notes copies of the prospectus, notify each holder when the shelf registration statement for the original notes has become effective and take certain other actions as are required to permit resales of the original notes. A holder that sells its original notes pursuant to the shelf registration statement (1) generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (3) will be bound by the provisions of the registration rights agreement that are applicable to that holder (including indemnification obligations).

The registration rights agreement provides that:

(1) we will use our reasonable best efforts to file an exchange offer registration statement with the SEC on or prior to 60 days after the closing date of our offering of the original notes;

(2) we will use our reasonable best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the closing date of our offering of the original notes;

(3) unless the exchange offer would not be permitted by applicable law or SEC policy, we will:

(a) commence the exchange offer, and

(b) issue exchange notes in exchange for all original notes tendered prior thereto in the exchange offer; and

(4) if obligated to file a shelf registration statement, we will file the shelf registration statement with the SEC on or prior to 60 days after the closing date of our offering of the original notes and will use our reasonable best efforts to cause the shelf registration to be declared effective by the SEC on or prior to 180 days after such obligation arises, or otherwise in accordance with the terms of the registration rights agreement.

If:

(1) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2) any of the registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “effectiveness target date”); or

(3) we fail to consummate the exchange offer within 30 business days of the effectiveness target date with respect to the exchange offer registration statement; or

(4) the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of notes during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “registration default”), then we will pay additional interest (in addition to interest which is otherwise due on the notes) to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first registration default, in an amount equal to 0.25% per annum of the principal amount of notes held by such holder.

The amount of additional interest (in addition to interest which is otherwise due on the notes) will increase by an additional 0.25% per annum of the principal amount of such notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest (in addition to interest which is otherwise due on the notes) for all registration defaults of 1.0% per annum of the principal amount of the notes.

We will pay all additional interest in cash semi-annually on the regular interest payment dates for the notes.

Following the cure of all registration defaults, the accrual of additional interest will cease.

Resale of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, unless you are a broker-dealer or an affiliate of us, you may offer for resale, resell or otherwise transfer the exchange notes issued to you pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the exchange notes in the ordinary course of business and you do not intend to participate in and have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the exchange notes, you may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Accordingly, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

By tendering in the exchange offer, you represent to us that, among other things:

(1) you are acquiring the exchange notes in the ordinary course of business;

(2) you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

(3) you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4) you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

(5) if you are a broker-dealer that will receive exchange notes for your own account in exchange for any original notes that were acquired by you as a result of market-making activities or other trading activities:

(a) you cannot rely on the no-action letters described above; and

(b) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon satisfaction or waiver of the conditions of the exchange offer, we will accept any and all original notes properly tendered and not validly withdrawn prior to the expiration date. We will promptly issue the exchange notes following expiration of the exchange offer. See “—Conditions to the Exchange Offer” and “—Procedures for Tendering.” We will issue $2,000 principal amount of exchange notes in exchange for each $2,000 principal amount of original notes accepted in the exchange offer. As of the date of this prospectus, there is $105,000,000 aggregate principal amount of original notes outstanding. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in integral multiples of $2,000 or integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any number or aggregate principal amount of original notes being tendered.

The form and terms of the exchange notes will be the same in all material respects as the form and terms of the original notes, except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the original notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the original notes were issued. Original notes that are accepted for exchange will be cancelled and retired.

Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the original notes or, if no interest has been paid on the original notes, the issue date. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, the issue date. Original notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your original notes are accepted for exchange, you will not receive any payment in respect of interest on the original notes for which the record date occurs on or after completion of the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement. If you do not tender for exchange or if your tender is not accepted, the original notes will remain outstanding and you will be entitled to the benefits of the indenture, but will not be entitled to any registration rights under the registration rights agreement.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered original notes when, and if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the appropriate exchange notes from us to the tendering holders. If we do not accept any tendered original notes because of an invalid tender or the occurrence of certain other events set forth in this prospectus, we will return the unaccepted original notes, without expense, to the tendering holder thereof promptly after the expiration date.

If you tender your original notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses” below.

Expiration Date; Extension; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on July 12, 2010, unless extended (the “expiration date”). We reserve the right to extend the exchange offer at our discretion, in which event the term “expiration date” shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of any extension and specify the principal amount of original notes tendered to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion, to:

(1) delay accepting for exchange any original notes for exchange notes or to extend or terminate the exchange offer and not accept for exchange any original notes for exchange notes if any of the events set forth under “—Conditions of the Exchange Offer” occur and we do not waive the condition by giving oral or written notice of the delay or termination to the exchange agent; or

(2) amend the terms of the exchange offer in any manner.

We will not delay payment of accepted original notes after the expiration date other than in anticipation of our receipt of any necessary government approvals.

Any delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by a public announcement of the delay. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of original notes of the amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the original notes, if the exchange offer would otherwise expire during that five to ten business day period. If we change the consideration being offered or the percentage of original notes being sought in the exchange offer, we will keep the exchange offer open for at least ten business days from the date on which we provide notice to holders of the original notes. The rights we have reserved in this paragraph are in addition to our rights set forth under “—Conditions of the Exchange Offer.”

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions other than that the exchange offer does not violate any applicable law or applicable interpretation of the SEC staff. Accordingly, we will not be required to accept for exchange any original notes tendered and may terminate or amend the exchange offer as provided herein before the acceptance of any original notes if:

(1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

(2) there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted regardless of the circumstances giving rise to the conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration date. If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.

Procedures For Tendering

Only a holder of original notes may tender them in the exchange offer. To validly tender in the exchange offer by book-entry transfer, you must deliver an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and the original notes must be tendered pursuant to the procedures for book-entry transfer set forth below. To validly tender by means other than book-entry transfer, you must deliver a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents and the original notes, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure set forth below must be complied with. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

The term “agent’s message” means, with respect to any tendered original notes, a message transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from each tendering participant to the effect that, with respect to those original notes, the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of original notes into the exchange agent’s account at DTC.

If you tender an original note, and do not validly withdraw your tender, your actions will constitute an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of your original notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or original note should be sent to us; instead, they should be sent to the exchange agent. You may request that your broker, dealer, commercial bank, trust company or nominee effect the tender for you.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the original notes are being tendered:

(1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an “eligible institution”).

If the letter of transmittal or any original notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless we waive it, evidence satisfactory to us of their authority to act must be submitted with the letter of transmittal.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.

Unless waived, you must cure any defects or irregularities in connection with tenders of your original notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of original notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of original notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indenture for the exchange notes):

(1) to purchase or make offers for any original notes that remain outstanding after the expiration date; and

(2) to the extent permitted by applicable law, to purchase original notes that remain outstanding after the expiration date in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers could differ from the terms of the exchange offer.

By tendering, you represent to us, among other things, that:

(1) you are acquiring the exchange notes in the ordinary course of business;

(2) you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

(3) you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4) you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

(5) if you are a broker-dealer that will receive exchange notes for your own account in exchange for any original notes that were acquired by you as a result of market-making activities or other trading activities:

(a) you cannot rely on the no-action letters described above; and

(b) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

Guaranteed Delivery Procedures

If you wish to tender your original notes and either your original notes are not immediately available, or you cannot deliver your original notes and other required documents to the exchange agent, or cannot complete the procedure for book-entry transfer prior to the expiration date, you may effect a tender if:

(1) you make a tender through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth your name and address, the certificate number(s) of the original notes (if available) and the principal amount of original notes tendered together with a duly executed letter of transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, the certificate(s) representing the original notes to be tendered, in proper form for transfer (or a confirmation of a book-entry transfer into the exchange agent’s account at DTC of original notes delivered electronically) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

(3) the certificate(s) representing all tendered original notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of original notes delivered electronically) and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Upon request to the exchange agent, you will be sent a notice of guaranteed delivery if you wish to tender your original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw any tenders of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date, and prior to our acceptance for exchange. Any notice of withdrawal must:

(1) specify the name of the person having tendered the original notes to be withdrawn;

(2) identify the original notes to be withdrawn (including the certificate number(s), if applicable, and principal amount of the original notes);

(3) be signed in the same manner as the original signature on the letter of transmittal by which the original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of the original notes into the name of the person withdrawing the tender; and

(4) specify the name in which any original notes are to be registered, if different from that of the person having tendered the original notes.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices in our sole discretion. This determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect to them unless the original notes so withdrawn are validly re-tendered. Any original notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to you, without cost, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn original notes by following one of the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitation may be made by telegraph, telephone, telecopy, in person or by other means by our officers and regular employees and by officers and employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. If, however, certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of any taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange

If you do not exchange your original notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the original notes. In general, you may not offer or sell the original notes unless they are registered under the Securities Act or unless the offer or sale is exempt from the registration requirements under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act.

Other Considerations

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of original notes in that jurisdiction.

We may in the future seek to acquire original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any original notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes under accounting principles generally accepted in the United States.

Exchange Agent

Wilmington Trust Company has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

By Certified or Registered Mail:	By Regular Mail or Overnight Courier:	By Hand:
Wilmington Trust Company	Wilmington Trust Company	Wilmington Trust Company
Rodney Square North	Rodney Square North	Rodney Square North
1100 North Market Street	1100 North Market Street	1100 North Market Street
Wilmington, DE 19890-1615	Wilmington, DE 19890-1615	Wilmington, DE 19890-1615

By Facsimile (Eligible Institutions Only):

(302) 636-4139, Attention: Exchanges

Confirm by Telephone:

(302) 636-6181

Requests for additional copies of this prospectus, the letter of transmittal or related documents should be directed to the exchange agent.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive the original notes in like principal amount, the form and terms of which are substantially the same as the form and terms of the exchange notes (which replace the original notes, except as otherwise described in this prospectus, and which represent the same indebtedness). The original notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

The net proceeds from the offering of the original notes were approximately $98.0 million after deducting the placement agent’s discount and estimated offering expenses. We used the net proceeds from the offering of the original notes, together with borrowings under our bank credit facility, to retire our 9 1/2% Senior Notes due 2011 (“9 1/2% senior notes”) outstanding.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended					For the 13 Weeks Ended April 2, 2010
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010
Ratio of earnings to fixed charges (1)
Historical	3.2	3.4	3.2	3.2	2.0	2.2
Pro Forma					1.6	1.7

(1)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings are defined as income before income taxes plus fixed charges and (ii) fixed charges are defined as interest (including the amortization of debt issuance costs) and the portion of operating lease expense that management believes to be representative of the interest component of rental expense.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. The selected consolidated financial data as of and for each of the years in the five-year period ended January 1, 2010 were derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the 13 weeks ended April 2, 2010 and as of and for the 14 weeks ended April 3, 2009 are derived from, and should be read in conjunction with, our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Certain amounts recorded in previous periods have been reclassified to conform to the current presentation. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes included in this prospectus.

	Years Ended(1)					13 Weeks Ended April 2, 2010	14 Weeks Ended April 3, 2009
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010
	(dollars in thousands)
Consolidated Statement of Operations Data:
Net sale	$165,634	$169,827	$170,164	$166,239	$130,294	$31,282	$33,684
Cost of sales (2)	100,769	103,508	106,068	104,517	83,866	19,308	22,041

Gross profit	64,865	66,319	64,096	61,722	46,428	11,974	11,643
Selling, general and administrative expenses (2)	17,202	18,682	20,531	21,661	19,495	4,676	4,895
Goodwill impairment (3)	—	—	—	440	5,926	—	—

Operating income	47,663	47,637	43,565	39,621	21,007	7,298	6,748

Other expense:
Interest, net	14,758	13,726	13,006	12,547	11,872	2,909	3,383
Miscellaneous, net (4)	842	715	1,705	(325)	(2,309)	1,043	(715)

Income before income taxes	32,063	33,196	28,854	27,399	11,444	3,346	4,080
Income taxes expense (benefit) (5)	1,248	1,562	1,015	947	122	(62)	(44)

Net income	$30,815	$31,634	$27,839	$26,452	$11,322	$3,408	$4,124

Distributions to Stockholders:
Taxes (5)	$10,852	$12,982	$12,098	$10,688	$5,874	$2,105	$1,266
Others	11,366	13,095	13,089	12,989	3,166	—	$2,425

Total distributions	$22,218	$26,077	$25,187	$23,677	$9,040	$2,105	$3,691

	As of
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010	April 2, 2010
	(in thousands)
Balance Sheet Data (End of Period):
Total cash and short-term investments	$12,547	$16,907	$8,254	$1,633	$552	$53,705
Working capital (6)	31,285	36,556	31,269	25,086	15,492	70,622
Goodwill	25,851	26,454	27,129	26,353	20,440	20,440
Total assets	93,089	97,496	91,901	80,947	63,250	119,886
Total debt	144,200	140,200	128,980	119,730	99,980	156,707
Shareholders’ deficit	(62,638)	(55,219)	(49,485)	(49,042)	(46,395)	(45,751)

(1)	We use a 52- or 53-week fiscal year ending on or near December 31. Our fiscal years from 2005 to 2008 were 52-week years. Our 2009 fiscal year was a 53-week period. Fiscal 2010 will be a 52-week period.

(2)	Results for 2006, 2007, and 2008 include legal costs and expenses related to a patent suit filed by a competitor and a suit filed by us against that competitor, which suits were settled without payment by either party in 2008. Results for the year ended January 1, 2010 reflect charges of $362 included in cost of goods sold and $358 included in selling, general and administrative expenses related to the restructuring of our European operations.

(3)	We recorded an impairment charge of $5,926 in 2009 to write-off the entire amount of goodwill assigned to the Projecta BV reporting unit. In 2008, management determined that the goodwill related to Projecta’s wholly-owned subsidiary Procolor S.A.S. was impaired, and the remaining amount of $440 was written-off. See note 6 to our consolidated financial statements included herein.

(4)	Miscellaneous, net includes the premiums paid and discounts realized in the repurchases of $105,470 principal amount of the 9 1/2% senior notes during the periods presented.

(5)	As a subchapter S corporation under the Code, we generally are not subject to U.S. federal and most state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our stockholders. Therefore, no provision or liability is recorded in the consolidated financial statements for our taxable income in the United States. We pay foreign taxes on the earnings of our European subsidiaries. We make quarterly distributions to our stockholders to cover their U.S. federal and state tax liabilities.

(6)

Working capital represents total current assets (including cash and cash equivalents) less total current liabilities (excluding current maturities of long-term debt, notes payable and the 9 1/2% senior notes subject to redemption).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward looking statements that are based on management’s current expectations and involve numerous risks and uncertainties. This discussion also highlights trends and year-to-year changes in the results of operations. Our actual results could differ materially from those currently anticipated and discussed in the forward looking statements as a result of these risks and uncertainties, including those set forth in this prospectus under “Forward Looking Statements” and under “Risk Factors.” You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes included elsewhere in this prospectus.

We use a 52- or 53-week fiscal year ending on or near December 31. Our last five fiscal years were 52-week years except for the fiscal year ended January 1, 2010, which was a 53-week fiscal year.

Overview

We are a leading manufacturer of projection screens primarily focused on the premium end of the large screen market. Projection screens are our main product line, and we produce three types: (1) electrically operated screens, which have the ability to retract into a concealed ceiling recess or into a wall-mounted case; (2) wall screens, which are normally mounted on an exposed wall surface and may either be manually retractable or attached to a rigid frame; and (3) portable screens that can easily be set up and removed. We also manufacture and sell custom engineered rear projection systems and complementary presentation products, including lecterns, easels, audio visual carts, conference cabinets, projector mounts and brackets for larger flat-panel displays. Projection screens sales accounted for 85% of our net sales in 2009 and 2008.

Improved capabilities, lower costs and greater portability of projectors, together with improved presentation tools, have driven projection screen sales in recent years. Projector sales by other companies are a primary driver of the demand for our projection screens. Many customers purchase projection screens as part of their installation of a new audio visual system or in connection with an upgrade of their existing audio visual systems.

Outlook

We believe that our primary competitive strengths are the quality and innovation of our products, the breadth of our product line and our excellent customer service. Sales for 2010 are difficult to forecast because we do not operate with a significant order backlog. However, we believe that we will continue to develop and market products to compete successfully.

Regular distributions to shareholders (distributions other than tax-related distributions) were stopped in 2009 and are not currently contemplated in 2010. We currently believe that cash generated from operations will be sufficient to cover our operating requirements, although there can be no assurances in this regard.

Results of Operations

Thirteen Weeks Ended April 2, 2010, Compared with Fourteen Weeks Ended April 3, 2009

Net Sales. Net sales were $31.3 million for the 13 weeks ended April 2, 2010, as compared to $33.7 million for the 14 weeks ended April 3, 2009, a decrease of $2.4 million or 7.1%. Net sales by our United States (U.S.) operations decreased 9.0%. In the U.S., electric screen sales decreased $2.1 million, wall screen sales decreased $0.2 million and sales of other products decreased $0.3 million reflecting primarily decreases in volume. Sales continued to be impacted by a slowdown in the economy, including the housing, Business/IT and Hospitality markets. Net sales from our European subsidiaries increased $0.2 million or 3.1% as the result of a stronger Euro.

Cost of Sales. Cost of sales was $19.3 million for the 13 weeks ended April 2, 2010, as compared to $22.0 million for the 14 weeks ended April 3, 2009, a decrease of $2.7 million, or 12.4%. As a percentage of net sales, the cost of sales represented 61.7% in the 13 weeks ended April 2, 2010 and 65.4% for the 14 weeks ended April 3, 2009. This constitutes a 3.7 percentage point increase in margins. Margins at our U.S. facilities increased 4.0 points while margins at our European operations decreased 1.3 points. The increase at our U.S. facilities resulted from material cost savings. The European decreases were caused primarily by lower product volumes.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.7 million for the 13 weeks ended April 2, 2010, as compared to $4.9 million for the 14 weeks ended April 3, 2009. Selling, general and administrative expenses in the U.S. decreased $0.2 million, primarily as a result of a decrease in marketing costs.

Interest. Interest expense totaled $2.9 million for the 13 weeks ended April 2, 2010, as compared to $3.4 million for the 14 weeks ended April 3, 2009, a decrease of $0.5 million. The decrease was a result of a reduction in the outstanding amount of the 9 1/2% senior notes. Our interest expense will increase primarily as the result of the new debt bearing a higher interest rate we recently incurred.

Miscellaneous, net. Miscellaneous, net was $1.0 million in expense for the 13 weeks ended April 2, 2010, as compared to $0.7 million in income for the 14 weeks ended April 3, 2009, a decrease in income of $1.7 million reflecting the repurchase of debt at a premium in the 2010 period as compared to a discount in 2009.

Income Taxes. As a subchapter S corporation for United States tax purposes, we are generally not subject to United States federal and state income taxation. Rather, our income, gains, losses, deductions and credits flow through to its stockholders, and we make distributions to them to meet their tax obligations at an assumed maximum federal and state tax rate (based on the state with the highest tax rate in which any of our stockholders reside). This assumed rate was 40.4% for the 13 weeks ended April 2, 2010 and for the 14 weeks ended April 3, 2009. We pay foreign income taxes on the earnings of its European subsidiaries.

Net Income. As a result of the aforementioned factors, net income decreased $0.7 million from $4.1 million for the 14 weeks ended April 3, 2009 to $3.4 million for the 13 weeks ended April 2, 2010.

Year Ended January 1, 2010, Compared with Year Ended December 26, 2008

Net Sales. Net sales were $130.3 million for 2009, as compared to net sales of $166.2 million for 2008, a decrease of $35.9 million or 21.6%. Net sales by our United States (U.S.) operations decreased 19.8%. In the U.S., electric screen sales decreased $8.3 million, wall screen sales decreased $4.6 million, portable screens sales decreased $9.4 million and other products decreased $4.8 million, reflecting primarily decreases in volume. Sales were impacted by a slowdown in the economy, including the housing, Business/IT and Hospitality markets. Portable screen sales, in particular, were affected by declining demand from the rental and staging markets within the broader Hospitality market. Results also reflected increased competition in the small screen market from imports and larger flat-panel displays. Net sales from our European subsidiaries decreased by $8.9 million or 30.3%. Sales in Europe were also impacted by a slowdown in the economy. The stronger dollar resulted in a decrease of $1.1 million in net sales.

Cost of Sales. Cost of sales were $83.9 million for 2009, as compared to $104.5 million for 2008, a decrease of $20.6 million or 19.7%. As a percentage of net sales, the cost of sales represented 64.4% and 62.9% for 2009 and 2008, respectively. This constitutes a 1.5 percentage point reduction in margin, which is attributable primarily to lower volumes, which was partially offset by cost cutting measures such as sourcing lower-cost materials and components internationally and increased adoption of lean manufacturing techniques. Benefits from cost-cutting measures were increasingly realized as the year progressed, so that our margins in the second half of the year improved from the first half of the year. Margins at our U.S. facilities decreased 0.3 point, while margins at our European operation decreased 7.2 points, reflecting the decrease in product volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $19.5 million for 2009, as compared to $21.7 million for 2008. Selling, general and administrative expenses in the U.S. decreased $2.0 million as a result of a decrease in legal fees reflecting the settlement of patent litigation in 2008, and a decrease in marketing costs. Selling, general and administrative expenses in Europe decreased $0.2 million primarily as a result of the stronger dollar.

Goodwill impairment. The goodwill impairment charges totaled $5.9 million for 2009, as compared to $0.4 million for 2008. Impairment charges were recorded at the Projecta BV reporting unit in 2009 and at the Procolor S.A.S. unit in 2008, which eliminated the goodwill for accounting purposes at these units.

Interest, net. Interest expense totaled $11.9 million for 2009, as compared to $12.5 million for 2008, a decrease of $0.6 million. The decrease resulted from the repurchase of the 9 1/2% senior notes.

Miscellaneous, net. Miscellaneous, net was income of $2.3 million for 2009, as compared to income of $0.3 million for 2008, an increase of $2.0 million. During 2009, we recorded income resulting from the discounts realized in retiring $21.7 million of our 9 1 /2% senior notes; in 2008, we recorded income from the discounts realized in retiring $9.3 million of our 9 1/2% senior notes.

Income Taxes. As a subchapter S corporation for United States tax purposes, we are generally not subject to United States federal and state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our shareholders and we make distributions to them to meet their tax obligations at an assumed maximum federal and state tax rate (based on the state with the highest tax rate in which any of our shareholders reside). This assumed rate was 40.4% during 2009 and 2008. This rate is expected to increase to approximately 42.3% assuming the scheduled expiration of Federal incentive tax reductions is not deferred or cancelled. We pay foreign income taxes on the earnings of our European subsidiaries.

Net Income. As a result of the aforementioned factors, net income decreased $15.2 million from $26.5 million in 2008 to $11.3 million in 2009.

Year Ended December 26, 2008 Compared with Year Ended December 28, 2007

Net Sales. Net sales were $166.2 million for 2008, as compared to net sales of $170.2 million for 2007, a decrease of $4.0 million or 2.4%. Net sales by our United States (U.S.) operations decreased 3.5%. In the U.S., electric screen sales increased $0.4 million primarily because demand for electrically operated screens with viewing surfaces measuring 100 inches in diagonal and above grew somewhat. Wall screen sales decreased $0.9 million and portable screen sales decreased $1.6 million. Both were impacted by a slowdown in the economy and the housing market, especially during the fourth quarter. Results also reflected increased competition from imports and larger flat-panel displays. Sales of other products decreased $2.8 million from 2007 levels, a result of lower sales of screen fabric, audio visual carts and rear projection systems, attributed to a slowdown in the economy. Net sales from our European subsidiaries increased by $1.0 million or 3.5%. The stronger Euro produced an increase of $1.9 million that was partially offset by a decrease in revenue due to economic declines throughout Europe.

Cost of Sales. Cost of sales were $104.5 million for 2008, as compared to $106.1 million for 2007, a decrease of $1.6 million or 1.5%. As a percentage of net sales, the cost of sales represented 62.9% and 62.3% for 2008 and 2007, respectively. This constitutes a 0.6 percentage point reduction in margin, which is attributable primarily to lower volumes. Margins at our U.S. facilities decreased 0.2 points while margins at our European operation decreased 1.3 points, reflecting the decrease in product volume.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $21.7 million for 2008, as compared to $20.5 million for 2007. Selling, general and administrative expenses in the U.S. increased $0.6 million as a result of increased marketing costs intended to support sales growth in future years, partially offset by lower legal expense resulting from the resolution of a legal matter. Selling, general and administrative expenses in Europe increased $0.6 million primarily as a result of the stronger Euro.

Interest, net. Interest expense totaled $12.5 million for 2008, as compared to $13.0 million for 2007, a decrease of $0.5 million. The decrease was a result of a reduction in the outstanding amount of the 9 1/ 2% senior notes.

Miscellaneous, net. Miscellaneous, net was income of $0.4 million for 2008, as compared to expense of $1.7 million for 2007, a decrease of $2.1 million. During 2008, we recorded income resulting from the discounts realized in retiring $9.3 million of our 9 1 /2% senior notes; in 2007 we recorded expenses as a result of the premiums paid to retire $11.2 million of the 9 1/2% senior notes.

Income Taxes. As a subchapter S corporation for United States tax purposes, we are generally not subject to United States federal and state income taxation. Rather, our income, gains, losses, deductions and credits flow through to our shareholders and we make distributions to them to meet their tax obligations at an assumed maximum federal and state tax rate (based on the state with the highest tax rate in which any of our shareholders reside). This assumed rate was 40.4% during 2008 and 2007. We pay foreign income taxes on the earnings of our European subsidiaries.

Net Income. As a result of the aforementioned factors, net income decreased $1.3 million from $27.8 million in 2007 to $26.5 million in 2008.

Liquidity and Capital Resources

We expect to be able to fund our working capital requirements, interest expense, capital expenditures and our distributions to stockholders with cash generated from operations, although there can be no assurances in this regard.

We issued $105 million of the original notes during the first quarter of 2010. The notes were issued with an original issue discount at a price of 97.305% and were recorded at the discounted amount of $102.2 million. The discount will be accreted over the life of the notes as interest expense.

In March 2010, we repurchased $43.5 million of the outstanding principal amount of its 9 1/2% senior notes from the open market for an aggregate purchase price of $44.5 million. The funds to repurchase these notes were from the cash received from the original notes. Our remaining 9 1/2% senior notes would have become due in May of 2011. We retired these 9 1/2% senior notes having a balance of $54.5 million in May of 2010 with the remaining proceeds of the cash received from the $102.2 million of 12 1/2% Senior Notes due 2015 together with borrowings of $1.5 million under our bank credit facility.

The financial results for 2009 showed a substantial reduction from the results reported for 2008, reflecting difficult economic conditions. As a result, we have been seeking to conserve resources. In this regard, we discontinued making cash distributions to our stockholders (other than distributions to pay estimated taxes) after having made a distribution of $137.50 per share in April of 2009.

In 2009, we repurchased $21.7 million of the outstanding principal amount of our 9 1/2% senior notes in the open market for an aggregate purchase price of $19.4 million. We retired these notes and wrote-off the related deferred financing costs and recorded a gain of $2.3 million in 2009 relating to the repurchases. Depending on our expected cash needs, the prevailing prices of our senior notes and other factors, we may repurchase some amount of our outstanding senior notes from time to time in the open market or otherwise.

Management believes the principal indicators of our liquidity are our cash position (total cash and cash equivalents), remaining availability under our bank credit facilities and our excess working capital. At April 2, 2010, our cash position was $53.7 million, an increase of $53.2 million from our cash position of $0.6 million on

January 1, 2010 due to the issuance of the original notes partially offset by the repurchase of $43.5 million of the 9 1/2% senior notes. At January 1, 2010, our cash position was $0.6 million, a decrease of $1.0 million from December 26, 2008. Additionally, we have an unsecured revolving credit facility, with maximum possible borrowings equal to $19.5 million, which expires in April 2012. Interest on any outstanding borrowings related to this line of credit is calculated at the prime rate, subject to a floor of 4.00%. As the prime rate is below the floor, the interest rate in effect as of April 2, 2010 was 4.00%. At April 2, 2010, we had no outstanding balance under this line of credit. Our working capital position increased to $16.0 million (including $53.7 million of total cash and cash equivalents) at April 2, 2010, from $13.5 million (including $0.6 million of total cash and cash equivalents) at January 1, 2010. Substantially all of this cash at April 2, 2010, together with funds from bank borrowings of $1.5 million was used to retire our remaining outstanding 9 1/2% senior notes in May 2010.

Our Dutch subsidiary, Projecta, has an overdraft line of credit, with maximum possible borrowings equal to 1.5 million Euros. Interest on outstanding borrowings in Europe related to Projecta’s overdraft line of credit is calculated at the Fortis Basic Rate plus 1.50%, the sum of which was 6.35% on April 2, 2010. At April 2, 2010, Projecta had an outstanding balance with Fortis Bank of less than $0.1 million.

Cash Flows

For the 13 weeks ended April 2, 2010, cash provided by operating activities was $3.1 million, as compared to $10.0 million for the 14 weeks ended April 3, 2009, a decrease of $6.8 million or 68.6%, reflecting reduced net income and an increase in working capital changes when compared to the 14 weeks ended April 3, 2009. Cash used in investing activities was $0.3 million for the 13 weeks ended April 2, 2010 as compared to $0.7 million for the 14 weeks ended April 3, 2009 due to a reduction in capital expenditures. Cash provided by financing activities was $50.3 million for the 13 weeks ended April 2, 2010, as compared to cash used in financing activities of $3.7 million for the 14 weeks ended April 3, 2009. The increase in investing activities in 2010 resulted from the issuance of the original notes offset by the repurchase of the $43.5 million of the 9 1/2% senior notes and the payment on the revolving credit facility of $4.4 million.

Cash provided by operating activities in 2009 was $29.1 million, as compared to $30.4 million in 2008, a decrease of $1.3 million or 4.4% reflecting reduced net income that was partially offset by a decrease in inventory levels. Cash used in investing activities was $2.1 million in 2009, as compared to $0.3 million in 2008. Cash used in investing activities in 2009 resulted from capital expenditures of $2.0 million. Cash used in investing activities in 2008 resulted from a reduction in short-term investments of $2.6 million which was offset by capital expenditures of $1.9 million and the payments for purchase of minority shares of $1.0 million. Cash used in financing activities was $28.3 million in 2009, as compared to $34.0 million in 2008. The decrease in cash used for financing activities in 2009 was related to a decrease in distributions to shareholders of $14.6 million that was partially offset by an increase in payments to retire senior notes of $12.5 million. Our primary uses of cash provided by operating activities over the next twelve months are expected to consist of disbursements related to tax distributions to shareholders and capital expenditures.

Capital Expenditures

Capital expenditures were $0.3 million for the 13 weeks ended April 2, 2010 compared to $0.7 million for the 14 weeks ended April 3, 2009. Capital expenditures were $2.0 million in 2009 and $1.9 million in 2008. Substantially all of the expenditures in 2009 and 2008 were related to machinery and equipment purchases. Our management currently expects to spend approximately $1.5 million on capital expenditures in 2010 using cash generated from operations.

Contractual Obligations

The following table sets forth, as of April 2, 2010, certain of the Company’s contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Interest and principal payments for senior debt	$233.2	$66.5	$35.4	131.3	—
Self-insurance letter of credit	0.4	0.4	—	—	—

Total	$233.6	$66.9	$35.4	131.3	—

Distributions

As a subchapter S corporation under the Code, distributions are made by us to our stockholders to pay estimated taxes relating to taxable income allocated to them by us on a quarterly basis. Tax related distributions were $2.1 million and $1.3 million for the 13 weeks ended April 2, 2010 and the 14 weeks ended April 3, 2009, respectively, and were $5.9 million in 2009 and $10.7 million in 2008.

We paid regular distributions to our stockholders in January 2010 in the amount of $2.1 million and in 2009 at a monthly rate of $150 per share or $0.8 million in the aggregate for the months of January through March. We have not paid any regular distribution to our stockholders in the first quarter of 2010 and there are no plans to make any regular distributions to our stockholders in 2010. We reduced the regular distribution to our stockholders to a monthly rate of $137.50 per share or $0.7 million in the aggregate in April of 2009 and discontinued making regular distributions thereafter.

Inflation

We manage our inflation risks through ongoing review of product selling prices and production costs. Management does not believe that inflation risks are material to our business, our consolidated financial position, results of operations or cash flows. However, there can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Environmental

We have incurred and in the future will continue to incur expenditures for matters relating to environmental control, remediation, monitoring and compliance. Our management believes that compliance with current environmental laws and regulations is not likely to have a material adverse effect on our financial condition, the results of our operations or our liquidity. However, environmental laws and regulations have changed rapidly in recent years and we may become subject to more stringent environmental laws and regulations in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may differ from these estimates and assumptions. Our critical accounting policies are those that affect our consolidated financial statements materially and involve a significant level of judgment by management.

Revenue Recognition

We recognize revenue when we receive an order from a customer, title has transferred to a customer, the sales price is fixed or determinable and the collectability of the sales price is reasonably assured. All amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue, and costs incurred by us for shipping and handling are recorded as cost of sales. Provision for customer sales allowances, returns and warranties are made at the time of shipment. We do not have any post-shipment obligations related to our sales such as installation, training or customer acceptance.

Allowance for Doubtful Accounts

The financial status of customers is routinely checked and monitored by us when granting credit. We provide an allowance for doubtful accounts based upon historical experience and management’s estimate of amounts to be collected from past due accounts.

If circumstances change, for example, due to the occurrence of higher-than-expected defaults or a significant adverse change in a major customer’s ability to meet its financial obligations to us, estimates of recoverability of receivable amounts due could be reduced.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. We apply the provisions of ASC 350 “Intangibles-Goodwill and Other” and management tests goodwill for impairment to determine whether its carrying value exceeds its implied fair value at least annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. We have three reporting units (Da-Lite US, Procolor S.A.S, and Projecta BV) of which only Da-Lite US had goodwill as of January 1, 2010 and April 2, 2010. Our annual impairment testing date is the last day of the fiscal year.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value based on a combination of the market value approach and income approach using discounted cash flows. These valuations are based on assumptions and estimates including projected future cash flows, discount rates, and determination of appropriate market comparables. The fair value of each reporting unit is estimated using both methods and each method is given equal weighting in arriving at the fair value of the reporting unit.

The second step, if needed, requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit’s net assets to calculate the implied value of the goodwill. If the carrying value of the reporting unit’s goodwill is in excess of the implied fair value of goodwill, an impairment charge is taken to reduce the goodwill to its implied fair value.

Changes in the market value, cash flow projections, and assumptions surrounding the fair value of assets and liabilities of our company could have a significant impact on whether or not goodwill is impaired and the amount of the impairment. Fair value estimates are made at a specific point in time, based on the relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

Disclosures About Fair Value of Financial Instruments

Financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of certain financial instruments approximates the carrying value because of the short-term maturity of these instruments. The estimated fair value of our 9½% senior notes was approximately $55.9 million, $97 million and $105 million based upon the quoted market value at April 2, 2010, January 1, 2010 and December 26, 2008, respectively. The estimated fair value of the original notes was $105 million at April 2, 2010.

Recent Accounting Pronouncements

There were various accounting standards and interpretations issued recently, none of which are expected to have a material impact on our financial position, operations or cash flows.

Selected Quarterly Financial Data (unaudited)

	13 Weeks Ended April 2, 2010	14 Weeks Ended April 3, 2009
	(in thousands)
Net sales	$31,282	$33,684
Gross profit	11,974	11,643
Operating income	7,298	6,748
Income before income taxes	3,346	4,080
Net income	$3,408	$4,124

	First	Second	Third	Fourth
	(in thousands)
Year ended January 1, 2010
Net sales	$33,684	$31,413	$33,793	$31,404
Gross profit	11,643	10,610	13,079	11,096
Operating income (loss) (1)	6,748	(960)	8,661	6,558
Income (loss) before income taxes	4,080	(3,384)	6,533	4,215
Net income (loss)	4,124	(3,156)	6,537	3,817

Year ended December 26, 2008
Net sales	$42,282	$44,613	$42,952	$36,392
Gross profit	16,699	17,259	16,069	11,695
Operating income (2)	10,802	11,133	11,181	6,505
Income before income taxes	7,723	7,903	8,077	3,729
Net income	7,442	7,555	7,873	3,582

(1)	Operating income (loss) for the second quarter of fiscal 2009 reflects goodwill impairment of $5,926 related to the Projecta BV reporting unit. Results for fiscal 2009 also reflect restructuring charges of $720 related to the restructuring of our European operations, most of which charges were taken in the second quarter of the year.

(2)	Operating income for the fourth quarter of fiscal 2008 reflects goodwill impairment of $440 related to the Procolor reporting unit.

Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. We maintain cash and cash equivalents with well capitalized financial institutions.

Our sales are not materially dependent on a single customer or a small group of customers. No one individual customer balance represented more than 7.5% of our total outstanding receivables as of April 2, 2010 or more than 10% of our total outstanding receivables as of January 1, 2010. Credit risk associated with our receivables is representative of the geographic, industry and customer diversity associated with our global business.

We also maintain credit controls for evaluating and granting customer credit. As a result, we may require that customers provide some type of financial guarantee in certain circumstances.

Financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of certain financial instruments approximates the carrying value because of the short-term maturity of these instruments. The estimated fair value of long-term debt is approximately $97 million and $105 million based upon the quoted market value at January 1, 2010 and December 26, 2008, respectively.

Foreign Currency Risk

We routinely use forward foreign currency exchange contracts to hedge raw material purchases from vendors outside of the country of purchase. Gains and losses on these contracts offset changes in the related foreign currency denominated costs. At April 2, 2010, we had open forward exchange contracts with a notional amount of $0.4 million. The fair value of these open forward exchange contracts was not material.

Interest Rate Risk

We have two credit facilities available for general corporate purposes that are subject to variable interest rates. Interest related to any outstanding balances on our $19.5 million revolving credit facility in the U.S. is calculated at 4.00% on April 2, 2010. At April 2, 2010, we had no outstanding balance under this revolving credit facility. Interest on outstanding borrowings in Europe, related to Projecta’s overdraft line of credit, is calculated at the Fortis Basic Rate plus 1.50%, the sum of which was 6.35% on April 2, 2010. At April 2, 2010, Projecta had an outstanding balance with Fortis Bank of less than $0.1 million.

At April 2, 2010, we had $54.5 million in fixed-rate debt outstanding from the 9 1/2% senior notes and $105.0 million in fixed-rate long-term debt outstanding from the original notes. There is no interest rate risk associated with these two fixed rate debts. The fair market value of the fixed-rate debt (based on discounted cash flows reflecting borrowing rates currently available for debt with similar terms and maturities) varies with fluctuations in interest rates. A 10% decrease in interest rates on the value of the 9 1/2% senior notes would have changed the fair market value of the fixed-rate debt to approximately $56.3 million from the fair value of approximately $55.9 million at April 2, 2010. A 10% decrease in interest rates on the value of the original notes would have changed the fair market value of the fixed-rate debt to approximately $111.4 million from the fair value of approximately $105.0 million at April 2, 2010. Note that financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of all other financial instruments approximates the carrying value because of the short-term maturity of these instruments.

BUSINESS

We are one of the world’s leading manufacturers and distributors of projection screens. Our projection screens, which are focused on the premium end of the large screen market, are used in a wide range of settings, including conference rooms, educational institutions, live entertainment venues, meeting rooms, training facilities, houses of worship and private homes. Our products provide the viewer with an immersive visual experience in settings where a large screen adds to the communication of information or entertainment. Our projection screens are versatile and can be customized to fit the needs of unique viewing venues.

We have been manufacturing and distributing projection screens since 1909. We operate manufacturing facilities in both the United States and Europe and our products are sold through an extensive sales and distribution network in over 100 countries. We generated net sales and income before income taxes of $130.3 million and $11.4 million, respectively, in 2009. Net sales and income before income taxes were $166.2 million and $27.4 million, respectively, in 2008.

Market Overview

We design, manufacture and distribute projection screens and certain other audio visual equipment used in large-scale presentation systems. The audio visual industry spans a number of horizontal and vertical markets that incorporate visual displays in a wide variety of applications.

The audio visual industry is undergoing substantial changes, which are affecting the market for projection screens and our other products. Advances in technology have resulted in the greater use of audio visual presentations in a variety of contexts. These include more intensive use in business, hospitality, educational and governmental settings, as well as the emergence of houses of worship, home theaters and other venues (such as stadiums, arenas, museums, shopping malls and point-of-sale locations) as additional markets for audio visual presentations. Audio visual presentations are assuming increasing importance in more complex simulations and presentations in business, governmental, military, medical and entertainment contexts. Audio visual presentations are also being used more frequently for display signage for marketing and informational purposes.

Various developments are having an important effect on the projection screen industry. The enhanced capabilities of projectors and demand for large presentations have led to a growth in average screen sizes. Projectors are increasingly using a 16:9 format, which drives the demand for different screen sizes. In addition, the increasing use of small palm-sized projectors is resulting in an increased emphasis on light, portable screens. We expect this trend will accelerate if, as expected, cellular phones increasingly incorporate projection capabilities over the next few years. The greater adoption of 3D projection has led to the demand for projection screens better suited to 3D use. In addition, high definition projection technology (including 1080 progressive or “1080p” projectors) is increasing the need for screens suited to take advantage of these capabilities. Furthermore, increased use of audio visual presentations for display signage and video conferencing has increased the need for projection screens that work well in locations with high ambient light. At the same time, the increased use of larger flat-panel displays has lessened the demand for small projection screens.

As a result of these changes, there has been a shift in demand to larger screens (often with custom sizes, curves or other unusual design features) and screens incorporating new surfaces and other features to meet the needs of new technologies and applications. We have been a leader in developing innovative products to meet these new demands. Most of our projection screen sales now consist of screens measuring at least 100 inches diagonally.

Horizontal Markets

We address the needs of our customers by focusing on specific horizontal and vertical markets. Our horizontal markets consist of audio visual dealers, integrators and system consultants and architects.

Audio Visual Dealers, Integrators and System Consultants. The “dealer” market also includes distributors, integrators, system consultants, IT/Networking, facility/venue management personnel and manufacturers. This important market includes thousands of dealers that sell our products and distributors which are managed through our network of Sales Consultants and are supported by Sales Partners in our corporate headquarters in Warsaw, Indiana.

Architect Market. We believe that architects have more influence on purchasing decisions than any other parties involved in new building developments and tenant improvements. We put emphasis on this important market with increased training, support materials and communications.

Vertical Markets

We recognize that there are core vertical markets that utilize an abundance of audio visual equipment. These core vertical markets are also identified in the annual industry research conducted by InfoComm International, the audio visual industry’s major trade organization. We concentrate our vertical market efforts in Business/IT, Education, Government and Military, Houses of Worship and Hospitality with a special emphasis on the architect and the specification market.

Business/IT Market. The Business/IT market is the largest individual market in the industry in terms of customers and total revenue. We believe that this market will see the further convergence of audio visual and IT into an overall target within this market. Audio visual presentations are playing an increasing role in business and information technology, including traditional presentations and newer uses such as video conferencing, simulators and control centers. We also view the Business/IT market as representing the greatest potential source for projection screen revenue growth. With the advent of smaller and more powerful digital projectors and continued lower projector prices, we expect this vertical market to grow over time.

Hospitality Market. We include two specific vertical markets under the broader Hospitality Market: Rental and Staging and Entertainment. The demand for audio visual equipment continues to grow as more sophisticated presentations are being utilized in conferences, meeting rooms, convention centers, entertainment events, stadiums, arenas, restaurants (such as sports bars), shopping malls and point-of-sale applications. We market products targeted at the special needs of companies that provide portable audio visual solutions. We provide customers in the Hospitality Market with high performance and reliable products that enhance presentations.

Education Market. Education has traditionally been an important market for projection screens. We believe that the education market is an important vertical market that is poised for future growth. We believe that digital technology has changed the way learning takes place and that educational institutions have expanded their audio visual capabilities and use of audio visual presentations. The post-secondary education market has become an increasingly important market for electric and large screen sales. We address the specific needs of this market with product features such as our CSR (Controlled Screen Return), an offering that assists in the quiet, controlled return of a manually-operated projection screen into its case.

Houses of Worship Market. Another growing market for our projection screens and accessories is Houses of Worship. Whether through renovation or new construction, worship facilities are equipping their properties with complete audio visual systems. These systems are used to enhance the experience of the congregation as well as, in many cases, to supplement or replace bound, printed hymnals and other materials. We believe that the Houses of Worship market is moving towards wider screen formats and that the demand for screens for use by pastors and choirs will continue to increase. Some of our other products, such as lecterns, are also finding applications in the Houses of Worship market.

Government and Military Market. We have an established reputation and are an industry leader in rear screen projection technology. This technological edge makes us a popular choice for critical installations, such as simulators related to pilot training and other applications in both the public and private sectors. The simulator market demands a high degree of specialization and product specific materials. Our Blue Ash, Ohio facility is skilled at developing and producing the highly technical materials required for these installations and helps to keep us at the forefront of projection screen research and development.

International Markets. International markets are important to us. Our European presence, with our subsidiaries in the Netherlands and France, positions us to capitalize on this market segment.

Home Theater Market. The Home Theater market is a small but important part of our revenue. As home theater projectors have evolved to provide higher performance at lower cost, the addition of a media room to one’s home has become a more affordable option for middle and upper income families. This is further supported by the greater availability of movies, sporting events and other content on broadcast television, cable television, broadcast satellite, DVDs and electronic games. The Home Theater market has also been influenced by the “cocooning” trends of families who want to enhance their range of activities in their homes. However, the slowdown in the United States housing market continues to adversely affect the Home Theater market.

Competitive Strengths

We believe that our competitive strengths include the following:

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High Quality and Broad Product Line. We believe that we lead the industry with the quality and breadth of our product line and that we offer our customers more choices of projection screen surfaces and screen sizes than our competitors. We also manufacture and distribute other presentation products such as lecterns, easels, audio visual carts, projector mounts and brackets for flat-panel displays. Our extensive product line allows customers to meet a variety of their projection screen and presentation needs from a single source.

•

Product Innovations. We are recognized for developing new projection screen surfaces that enable customers to take advantage of the latest developments in projector technology and for introducing product features that add new levels of user convenience. For example, we introduced our 3D screens in 2008, our HD (high definition) progressive screens in 2009 and our Holo screens (designed for use in high ambient light venues) in 2010. We have won numerous awards for our product innovations.

•

Strong Brands. We believe that the Da-Lite® brand is the leading name in the projection screen industry and we are dedicated to maintaining our position by demonstrating industry leadership in product development, customer service and education. Our other recognized brands include Projecta® (projection screens and support furniture), Procolor® (projection screens), Fast-Fold® (portable screens), Oravisual® (easels and lecterns), Polacoat® (rear projection screens) and Advance Products® (audio visual carts, projector mounts and brackets for flat-panel displays).

•

Excellent Customer Service and Support. We offer excellent customer service and support through a dedicated staff of product specialists to assist dealers and end users in meeting their presentation needs. Our product specialists are certified by InfoComm.

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Strong Worldwide Distribution and Marketing Capabilities. We use a dedicated group of sales employees located throughout the United States to reach dealers that sell our products and other customers. Sales employees are required to be Certified Technical Specialists (“CTS”) qualified by InfoComm. In addition, we maintain relationships with distributors and dealers in over 100 countries throughout the world.

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Development and Production Capabilities. Unlike many of our competitors, we produce most of our screen fabric, cases and rollers. In addition, our chemistry and other in-house capabilities enable us to create new screen surfaces and other product features. At the same time, we increasingly source materials and components internationally (especially in Asia) to reduce costs. We believe that our design, development and production capabilities, coupled with our international sourcing strategy, enable us to develop and produce innovative, high-quality products to meet evolving market needs on a prompt and cost-efficient basis.

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Efficient and Flexible Manufacturing. We believe that our streamlined manufacturing processes and information systems allow us to offer our customers rapid order turnaround times, customizable product features and competitive pricing. Consequently, dealers that sell our products are able to conserve capital by keeping their inventory levels low while providing end users with more product choices and better service. We have increasingly adopted lean manufacturing techniques, including just-in-time inventory procedures and computerized “paperless” processes in a number of production applications.

•

Experienced and Capable Workforce and Management Team. Our highly motivated and flexible workforce remains an important source of ideas to improve productivity, develop new products and reduce costs on a continuing basis. We also have a very experienced and capable management team. Mr. Richard E. Lundin, our Chairman, President and Chief Executive Officer, and Ms. Judith D. Loughran, our Executive Vice President, joined us in 1989 as part of a leveraged buyout and have led our expansion strategy through internal growth and strategic acquisitions since then. Our senior management and six other senior employees have an average of 15 years of experience with us.

Company History

We are the successor to a business founded in Chicago in 1909 to manufacture projection screens primarily for the motion picture industry. The founder, Adele DeBerri, developed a silver painted canvas projection screen that quickly became the standard for the industry. We expanded rapidly in the 1950s and emerged as the preeminent manufacturer of projection screens in the world by developing the largest network of photographic distributors and dealers in the industry. We pioneered many innovations including the first tripod screen, electrically operated screen, perforated screen, glass beaded screen and rear projection screen. In 1957, a core group of 40 employees relocated from Chicago to Warsaw, Indiana where we continue to maintain our headquarters.

In 1984, Heritage Communications, Inc. (Heritage) acquired us and subsequently consolidated our operations with other Heritage presentation product operations including Welt/Safe-Lock (projection tables) and Oravisual (easels and lecterns).

In 1987, Tele-Communications, Inc. purchased Heritage and sought to divest the non-cable television portion of the business including our company. Our current management and major stockholders executed a leveraged buyout of our company in 1989.

In 1991, we acquired Projecta B.V., a European screen and audio visual furniture company. Two years later, we acquired Uni-Screen, a producer of home theater screens. In 1995, we purchased the Advance Products Company, Inc., an audio visual cart, projector mount and projector table company. We acquired Visual Structures, Inc., a video wall and rear screen support structure company, in 1999. We subsequently disposed of Visual Structures’ video wall activities and consolidated the rear screen support operations into our other operations. In 2001, we made our most recent acquisition by purchasing Procolor, a French projection screen manufacturer which further expanded our European presence.

Products

Our core business is the manufacturing of projection screens that are used in conjunction with projectors manufactured by other companies. Our projection screens can be found in a variety of settings, including: conference rooms, training facilities, educational institutions, entertainment and advertising venues, meeting rooms, houses of worship and private homes.

Screen sales, which accounted for approximately 85%, 85% and 84% of our net sales in 2009, 2008 and 2007, respectively, can be divided into three broad categories (i.e., electric, wall and portable), which can be further divided into approximately 20 different screen surfaces tailored to meet a variety of projection and viewing requirements. We have developed several new screen surfaces in recent years that have different characteristics with respect to the reflectivity of light, the resolution of the projected image and the width of the viewing angle to suit the changing capabilities of projection systems. Our comprehensive product catalog lists projection screens ranging in size from 40 inches by 40 inches, on the small end, to 60 feet by 90 feet, on the large end. Larger or specially shaped screens are produced on a custom order basis. We believe that our flexible and vertically integrated manufacturing processes allow us to deliver products to our customers more quickly than our competitors.

We believe that we are a leader in product quality and innovation. Our products are used in many high profile applications, including at the most recent Grammy Awards presentation, the Google corporate campus and Taipei Building 101. Recent prominent product innovations include:

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3D Screens. We introduced rear projection 3D screens and front projection 3D screens in 2008. These screens are designed for 3D applications and improve picture quality by substantially reducing the “ghosting” and double-imaging often resulting from 3D projection. Our 3D screens have won industry awards, such as the Rental and Staging Magazine award as the most innovative projection screen at InfoComm 2009, Custom Retailer Magazine’s “Excite” award at the Custom Electronic Design and Installation Association (CEDIA) Expo 2008 and Sound and Video Contractors’ Pick Hit Award at InfoComm 2008.

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HD Progressive Screens. In 2009, we introduced our HD Progressive screens, which are designed to take advantage of the capabilities of high definition (1080p) projectors in home theater and other applications. These screens provide greater image uniformity and enhanced detail reproduction capability. These screens have received numerous awards, including NEC’s Best of InfoComm 2009 award, the Editor’s Choice Award 2009 from the Projector Central website and Custom Retailer Magazine’s “Excite” award at the CEDIA Expo 2009.

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Holo Screens. In 2010, we introduced our Holo screens, which are designed for use in large format display signage in high ambient light locations, such as stadiums, arenas, shopping malls and point-of-sale applications.

Electric Screens. Electrically operated screens are usually found in business meeting rooms, educational institutions, houses of worship and home theater applications. These products use a motorized roller system to raise or lower the viewing surface from a case and have the ability to be concealed in the ceiling or hung at the top of a wall. Electric screens accounted for approximately 46%, 43% and 41% of our net sales in 2009, 2008 and 2007, respectively.

Wall Screens. Wall screens are typically found in business meeting rooms, educational institutions and home theater applications. Wall screens are normally mounted on an exposed wall surface and may either be retractable or attached to a fixed frame. Wall screens accounted for approximately 19%, 19% and 19% of our net sales in 2009, 2008 and 2007, respectively.

Portable Screens. The Fast-Fold® line of portable screens are most often used in hotel meeting rooms, entertainment venues and other situations that require easy setup and quick removal. Our other portable screens include Insta-Theater® screens which rise from the floor or can be placed on a table and freestanding tripod screens. Portable screens accounted for approximately 20%, 22% and 23% of our net sales in 2009, 2008 and 2007, respectively.

Screen Materials. We manufacture screen materials used to assemble many of our branded products. Our management believes that this in-house capability provides a competitive and cost advantage in the projection screen industry. Outside sales of screen materials accounted for approximately 1%, 1% and 1% of our net sales in 2009, 2008 and 2007, respectively.

Other. We produce custom engineered rear projection systems and also manufacture a number of complementary products, including audio visual carts, projector mounts, brackets for flat-panel displays, easels, multi-media support furniture and lecterns. These items allow us to offer a complete product line that enables customers to satisfy many of their audio visual peripheral needs from a single source. Sales of other products and freight accounted for approximately 15%, 15% and 16% of our net sales in 2009, 2008 and 2007, respectively. This category includes amounts billed to customers for shipping.

Note 7 of the notes to our consolidated financial statements included herein contains information regarding our two reporting segments, the United States and Europe.

Distribution and Customers

We currently sell our products to more than 6,000 dealers or distributors in over 100 countries around the globe. We generally do not sell our products directly to end users. Furthermore, we have a broad customer base with no customer accounting for more than 4% of net sales in 2009 and with our top ten customers accounting for approximately 15% of net sales in 2009. Our wide product offering enables customers to consolidate purchasing requirements by using us as their primary supplier for a variety of audio visual and presentation items.

In the United States, we sell primarily through nonexclusive dealers, such as traditional audio visual resellers which sell products to end users. Outside of the United States, we sell to distributors which in turn sell to local dealers in their respective countries.

Sales and Marketing

We believe that the Da-Lite® brand is the leading name in the projection screen industry and we are dedicated to maintaining our position by demonstrating leadership in product development, manufacturing excellence, customer service and education. We are recognized by InfoComm as a Certified Audio Visual Solutions Provider, the industry standard certification for companies in the professional audio visual industry.

Sales. Our Sales division is categorized into five groups:

The Commercial Sales group is responsible for sales to the horizontal and vertical markets in the United States, Canada and South and Central America. The group consists of CTS certified Sales Consultants who assist our dealers with sales training, new product introductions and perform after sales service in their defined territories. Sales Consultants also present our product offerings to specific vertical markets including architects and specifiers who may be in positions to make specifying and/or purchasing decisions. Our Sales Consultants are our employees and are compensated through a monthly commission based upon payments received for products shipped to their respective territories.

The Home Theater Sales group consists of independent representatives located in the United States and Canada who specialize in the sale of projection screens and other products related to home theaters. These representatives, unlike the Sales Consultants in the Commercial Sales group, are not our employees and are compensated on a commission basis.

The International Sales team is responsible for managing our foreign distributors in Europe, Asia, Mexico, the Middle East and Africa. We sell products to distributors operating in these regions which in turn, market our products to local dealers.

The Bids and Quotes group is responsible for working with dealers on major projects.

The Internal Customer Service group is located in our Warsaw facility (our “Sales Partners”). Our product specialists receive extensive customer service and product application training and are required to be CTS certified to help ensure that they have sufficient knowledge to handle customer inquiries.

The Design Center offers design and engineering support to customers to assist in meeting challenging and innovative screen applications, as well as customization of wood products, such as lecterns, media work stations and equipment carts.

Marketing. In 2008, we shifted from a sales and manufacturing driven business model to a marketing driven model. The competition in the projection screen industry continues to intensify as the domestic market experiences increased marketing efforts from other projection screen manufacturers. We have developed a competitive strategy to market to horizontal and vertical markets, added marketing personnel and increased our advertising efforts.

Through key promotions, we were able to increase our internal marketing and sales expertise with our experienced personnel as well as adding the new position of Architectural Specialist to support the internal and external marketing efforts to the Architect Market.

Another part of the shift to marketing was the development of a comprehensive strategy that identified the need to position our company and our people to the horizontal targeted audience. This included research in specific vertical markets, a new corporate campaign and the implementation of vertical market tactics including advertising, sales support materials and targeted promotions.

The marketing plan recognized the need to communicate the efforts we are making to become a more environmentally friendly community and corporate neighbor. To this end, the Da-Lite Screen Green™ program was launched in the fourth quarter of 2007. Da-Lite Screen Green™ is the umbrella for all of our environmental or “green” programs. Over the past few years, we have successfully changed our paint lines in Warsaw to much more eco-friendly powder coated finishes that has drastically reduced our emissions of volatile organic compounds (VOCs). In the first quarter of 2008, we achieved ISO14001 certification.

Our website, www.da-lite.com, has played an increasingly important role in our marketing plan in recent years. The website is a core marketing resource and contains a complete product list accompanied with photos, detailed descriptions, specification data and pricing information. In addition, the website offers a Live Chat area where our representatives answer questions regarding our products and services. The website also provides comprehensive product information regarding the appropriate size and type of projection screen required for a given application. Information included on our website is not part of this prospectus.

Trade shows are a key tool for audio visual companies to stay abreast of the most recent market developments. We utilize state-of-the-art display booths at trade shows throughout the year to promote our products to customers and other members of the audio visual industry.

We believe that maintaining the market leader position carries with it a responsibility to educate the customer base. In this regard, we have published white papers on presentation technology and our tradeshow participation includes a strong educational component.

Manufacturing and Facilities

We conduct our business from the following facilities, all of which are owned by our company:

Location	Approximate Sq. Footage	Primary Function
Warsaw, Indiana	311,300	Main manufacturing facility and corporate headquarters
Blue Ash, Ohio	44,000	Screen fabric production, rear projection screens
Wichita, Kansas	130,000	Metal fabrication
Weert, Netherlands	160,000	Screen manufacturing, metal fabrication
Patay, France	43,560	Screen manufacturing

Warsaw Facility. The facility based in Warsaw, Indiana has the most extensive production capabilities and serves as our headquarters. At the Warsaw facility, we have continued to implement additional lean manufacturing techniques, including just-in-time inventory procedures and computerized “paperless” processes in a number of production applications.

Blue Ash (Cincinnati Area) Facility. The Blue Ash, Ohio facility is a much smaller plant that produces all of the flexible material used in the Fast-Fold portable screen product line and certain electric screens. The facility also supplies optical and structural components for our rear projection systems.

Wichita Facility. The Wichita, Kansas plant is largely a metal fabrication facility that produces carts and stands, projector mounts, easels and multi-media support furniture as well as some parts and sub-assemblies for products produced at the Warsaw facility. Wichita also acts as a central distribution center for certain products.

Weert Facility. The Weert, Netherlands facility is a vertically integrated manufacturing plant that produces front projection screens, carts and stands, and multi-media support furniture under the Projecta® brand name. We completed the construction of the 160,000 square foot facility in September 2004 and use this site to house our Dutch manufacturing and office personnel.

Patay Facility. We produce front projection screens at our Patay plant located south of Paris, France. These products are marketed under the Procolor® brand name.

Suppliers

We have developed strong relationships with a global network of suppliers and rely on these relationships to ensure that high quality inputs are delivered in a timely manner. Our principal purchased components include fabric, fabric substrates, chemicals and coatings used for screen surfaces, motors to operate electric screens, aluminum, packaging materials and steel. We actively evaluate our total supply chain costs and develop sourcing opportunities in various parts of the world to obtain high quality inputs for production and to manage our costs. In 2009, we enhanced our use of international suppliers, especially in Asia, and we are continuing this process to reduce materials and component costs. In some cases, we rely on a limited number of suppliers for key components or materials especially with regard to one type of fabric substrate. If one or more of these suppliers were to terminate production or otherwise stop providing us with materials, our financial results could be adversely affected.

Competition

We compete in the audio visual presentation equipment industry with a number of other manufacturers in the United States and overseas. On an international basis, we currently compete with many established projection screen manufacturers and a number of newer entrants from China and elsewhere. We also compete with a number of smaller companies in many of the local markets in which we are active. Although there are many manufacturers of projection screens, we believe that we have a larger market share in projection screens than the nearest competitor. We believe that we are the leader in both North America and Europe and that a Chinese company has the leading position in Asia. We believe that our reputation for quality and innovation, the breadth of our product line, our rapid delivery times, our customer support and our broad distribution network are key factors differentiating us from our competitors, some of whom compete primarily on price. Our small projection screens also compete with electronic devices such as larger flat-panel displays, OLED displays and interactive white boards.

Employees

Employees are a key part of our success and our management believes that relationships with our employees are excellent. As of April 2, 2010, we had approximately 440 employees in the U.S. and 125 employees in our European facilities. None of our U.S. employees are represented by unions while substantially all of our European employees are represented by unions. Management takes pride in developing a work environment that fosters a loyal culture with a focus on efficiency, quality and developing innovative methods to improve productivity. We have been able to avoid layoffs since 1991. Management believes this philosophy has instilled a collaborative and supportive environment that facilitates employee participation in improving productivity.

Environmental Matters

We are subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up and damages resulting from past spills, disposals or other releases. Although we are not aware of any material expenses required to be made by us to comply with environmental laws, there is no assurance material expenditures relating to environmental matters might not ultimately become necessary.

ISO. In 2008, we achieved ISO 14001:2004 certification for Environmental Management System (EMS) for our Warsaw facility. In 2003, we obtained the ISO 9001-2000 certification, an official quality designation covering all of our business processes at Projecta.

Greenguard. All of our screen fabrics have been certified by the Greenguard Environmental Institute (GEI). The Greenguard Environmental Institute is an industry independent, non-profit organization that oversees the Greenguard Certification Program, the largest independent certification program for low emitting products. As an ANSI Authorized Standards Developer, GEI establishes acceptable indoor air standards for indoor products, environments and buildings. Only one competitor has Greenguard certification.

Legal Proceedings

We are involved in legal proceedings in the ordinary course of business. Our management believes that all pending litigation is routine in nature and that none of this litigation, individually or in the aggregate, is likely to have a material adverse effect on our results of operations or financial position.

MANAGEMENT

Directors and Officers

The following table sets forth information regarding our executive officers and directors as of April 2, 2010.

Name	Age	Position

Richard E. Lundin	59	Chairman, President and Chief Executive Officer

Judith D. Loughran	62	Executive Vice President

Jerry C. Young	62	Vice President—Finance and Chief Financial Officer

James M. Hoak	67	Lead Director

James S. Cownie	65	Director

Wayne Kern	77	Director

David J. Lundquist	67	Director

David N. Walthall	64	Director

Richard E. Lundin. Mr. Lundin has been our President and Chief Executive Officer since 1989 and has served as Chairman of the Board since 1998. After being named President of Gulf & Western’s Healthcare Division (a manufacturer of patient handling equipment) in 1982 at the age of 30, Mr. Lundin went on to be President of two other companies before accepting his position with us in 1989.

Judith D. Loughran. Ms. Loughran became our Executive Vice President in 2005. From 1998 to 2004 she was our Senior Vice President—Sales and Marketing and from 1989 to 1998 she was our Vice President—Sales and Marketing. Ms. Loughran was employed by Thonet Industries (a manufacturer of furniture) in York, Pennsylvania from 1982 to 1986, where she first worked for Mr. Lundin. From 1986 through 1989 she worked for Cole Office Environment (a furniture manufacturer), also in York.

Jerry C. Young. Mr. Young has been the our Vice President—Finance and Chief Financial Officer since 1999. Mr. Young’s background includes working for Price Waterhouse, Clark Equipment, Zimmer Inc. (a manufacturer of orthopedic implants which was a subsidiary of Bristol-Myers Squibb Company while Mr. Young was employed by them). While with Zimmer from 1979 to 1996, he was the International Controller, a Vice President Controller of the United States Sales Division and a Vice President of Projects involving the startup of operations in Puerto Rico and China.

James M. Hoak. Mr. Hoak has served as a director since 1989 and became our lead director in 2007. Mr. Hoak has served as Chairman of Hoak Media, LLC (a television broadcaster) since its formation in August 2003. He also has served as Chairman and a Principal of Hoak Capital Corporation (a private equity investment firm) since September 1991. He served as Chairman of Heritage Media Corporation (a broadcasting and marketing services firm) from its inception in August 1987 to its sale in August 1997. From February 1991 to January 1995, he served as Chairman and Chief Executive Officer of Crown Media, Inc. (a cable television company). From 1971 to 1987, he served as President and Chief Executive Officer of Heritage Communications, Inc. (a diversified cable television and communications company), and as its Chairman and Chief Executive Officer from August 1987 to December 1990.

James S. Cownie. Mr. Cownie has served as a director since 1989. For the past five years he has been a private investor. Mr. Cownie was formerly Chairman and Chief Executive Officer of New Heritage Associates, a cable television operator with cable properties located in the Minneapolis/St. Paul, Minnesota area from 1991 to 1996. Prior to that, Mr. Cownie was Co-Founder and President of Heritage Communications, Inc. from 1971 to 1990. Mr. Cownie is a member of the Board of Directors of the Macerich Company, a developer and operator of regional shopping centers and MARKETLINK, Inc., a telemarketing firm. Mr. Cownie is the Chairman and majority owner of WWL Holding, a logistics company engaged in transportation and pallet management.

Wayne Kern. Mr. Kern has served as a director since 1989 and also serves as our Secretary. For the past five years he has been retired, but also serves as a director and the Secretary of Dynamex Inc. (a delivery and logistics company). Previously, he served as Vice President, General Counsel and Secretary of Crown Media Corporation, President of Hoak Securities, Inc. (a predecessor of HBW Holdings, Inc.) and Vice President, General Counsel and Secretary of Heritage Communications, Inc.

David J. Lundquist. Mr. Lundquist has served as a director since 1989 and served as our Chairman from 1989 until 1998 and our Vice Chairman from 1998 until 2004. For the past twelve years Mr. Lundquist has been the managing director of Lundquist, Schiltz and Associates (a money management company). Previously, he served as Executive Vice President and Chief Financial Officer of New Heritage Associates and Vice President and Chief Financial Officer of Heritage Communications, Inc.

David N. Walthall. Mr. Walthall has served as a director since 1989 and our lead director from 2004 through the second quarter of 2007. Mr. Walthall invests primarily in real estate on a project-by-project basis through Walthall Asset Management Corporation. Previously, he served as President of Lyric Corporation (a producer of children’s television programming, including “Barney and Friends”), Co-founder, President and Chief Executive Officer of Heritage Media Corporation (a company with operations in in-store advertising, broadcasting and direct mail advertising) and President-Communication Products Group for Heritage Communications, Inc. (a diversified media company with operations in cable television, broadcasting, outdoor advertising and communications products).

Board of Directors and Committees of the Board

Our board of directors is composed of six directors. Each director serves for annual terms, and until a successor is elected and qualified. All of our directors are entitled to receive cash compensation of $1,500 each quarter and are reimbursed for reasonable out-of-pocket expenses incurred in attending board or committee meetings. Audit committee members receive a fee of $500 per meeting. In February 2009, the directors agreed to temporarily forgo the director fees as part of our overall efforts to control costs.

Our board of directors does not have a compensation committee or other committee performing equivalent functions. During 2009, Mr. Lundin was the only officer or employee who participated in our board’s deliberations concerning executive officer compensation. During 2009, none of the executive officers served on the compensation committee or board of directors of any other company of which any other member of the board of directors was an executive officer.

Audit Committee

Our board of directors has established an audit committee to assess, report and make recommendations to the board of directors regarding our independent auditors, financial statements, internal audit activities and legal compliance. Our audit committee consists of Messrs. Hoak, Kern and Lundquist with Mr. Lundquist serving as the chair. The board of directors has determined that each of Messrs. Hoak and Lundquist is an “audit committee financial expert” as defined by the rules of the SEC.

Finance Code of Professional Conduct

We have adopted a Finance Code of Professional Conduct applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller and all other employees of our finance organization which satisfies the SEC’s requirements for a “code of ethics.” A copy of the our Finance Code of Professional Conduct has been incorporated by reference as an exhibit to our most recent annual report on Form 10-K.

EXECUTIVE COMPENSATION

This section provides information regarding the compensation program in place for our executive officers for 2009. It includes information regarding the overall objectives of the compensation program and each element of compensation provided.

Our board of directors believes that compensation for our executive officers should reward superior performance that creates long-term investor value and encourage executives who deliver that performance to remain with our company and to continue that level of performance. Compensation is reviewed and approved by our board of directors during regularly scheduled board meetings.

During 2009, all of the compensation received by our executive officers was in the form of cash compensation. This reflects the view of our board of directors that additional equity ownership of our company was not needed to align the interests of our executive officers with stockholders due to the fact that each of the executive officers already holds substantial equity in our company.

The elements of our executive compensation program are:

Salary

Base salary for each of our officers is specified in their respective employment agreements. In 2006, the employment agreements of Mr. Lundin, Ms. Loughran and Mr. Young were amended to increase each officer’s base salary effective as of October 1, 2006. These amendments to the employment agreements represented the first increase in base salary for these officers since their employment agreements were entered into on April 5, 2004. In determining to increase the salaries of these officers, our board of directors considered our strong performance during that time. Mr. Lundin, Ms. Loughran, and Mr. Young agreed to take salary reductions of $50,000, $25,000 and $25,000 respectively, in 2009 as part of our overall efforts to control costs.

Bonus

Bonuses for Mr. Lundin, Ms. Loughran and Mr. Young are awarded at the discretion of the board of directors. Bonus amounts are based on our overall performance during the year as well as individual performance. Factors considered by our board of directors in making its bonus determinations include revenue, operating cash flow and cost efficiencies realized. However, bonus targets are not set in advance, and no particular factor carries greater weight than any other factor. Our board of directors also considers the recommendations of Mr. Lundin in determining the bonuses to be paid to Ms. Loughran and Mr. Young. In 2009, our board of directors granted discretionary bonuses, in part, to partially offset reduced or stagnant salary levels.

Stock Options

We occasionally grant nonqualified stock options to certain employees, including the executive officers, pursuant to the Da-Lite Screen Company, Inc. 1999 Stock Option Plan. The purposes of this plan are (i) to align the interests of our stockholders and the recipients of options under this plan by increasing the proprietary interest of those recipients in our growth and success, (ii) to advance our best interests by attracting and retaining key employees and (iii) to motivate recipients of options to act in the long-term best interests of our company and our stockholders.

Options under the plan generally vest one-fifth each year from the anniversary date of grant and expire on the tenth anniversary of the date of grant. No options were granted in 2009.

Perquisites

The board of directors does not believe that perquisites should be a significant part of the compensation of our executive officers. In 2009, the only perquisite we provided to our executive officers was a car allowance.

Retirement Benefits

The Da-Lite Screen Company, Inc. 401(k) Retirement Plan (the “401(k) Plan”) covers all full-time employees who meet certain service requirements. Each of the executive officers participates in the 401(k) Plan. Under the terms of the 401(k) Plan, employees may contribute up to 16% of salary, subject to compensation and contribution limits prescribed by law, and we may match 50% of employee contributions (up to 6% of salary). All participants, including the executive officers, are eligible for the match. Effective January 1, 2009, we stopped matching employee contributions. Under the terms of the 401(k) Plan, we may make discretionary profit sharing contributions as determined by management. We did not make any such discretionary profit sharing contribution in 2009. Our board of directors offers the 401(k) Plan in order to attract and retain employees.

Summary Compensation Table

The following table provides information for the last three years concerning the compensation of our company’s executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)

Richard E. Lundin	2009	412,500	25,000	6,300	(1)	443,800
Chairman, President and Chief Executive Officer	2008	450,000	20,000	16,779	(2)	486,779
	2007	450,000	50,000	20,939	(6)	520,939

Judith D. Loughran	2009	268,750	15,000	4,800	(5)	288,550
Executive Vice President	2008	287,500	10,000	9,831	(3)	307,331
	2007	287,500	25,000	13,425	(7)	325,925

Jerry C. Young	2009	243,750	15,000	4,800	(5)	263,550
Vice President–Finance and Chief Financial Officer	2008	262,500	10,000	9,394	(4)	281.894
	2007	262,500	25,000	12,675	(8)	300,175

(1)	Consists of a car allowance of $4,800, director fees of $1,500.

(2)	Consists of a car allowance of $4,800, director fees of $6,000 and matching contributions under the 401(k) plan of $5,979.

(3)	Consists of a car allowance of $4,800 and matching contributions under the 401(k) Plan of $5,031.

(4)	Consists of a car allowance of $4,800 and matching contributions under the 401(k) Plan of $4,594.

(5)	Consists of a car allowance of $4,800.

(6)	Consists of a car allowance of $4,800, director fees of $6,000 and matching contributions under the 401(k) plan of $10,139.

(7)	Consists of a car allowance of $4,800 and matching contributions under the 401(k) Plan of $8,625.

(8)	Consists of a car allowance of $4,800 and matching contributions under the 401(k) Plan of $7,875.

As mentioned above, we have employment agreements with each of our executive officers. The material terms of the employment agreements are summarized below. Additional provisions of these agreements relating to compensation and benefits payable upon the termination of the executives’ employment or upon a change-in-control of our company are described below under “Potential Payments upon Termination or Change-in-Control.”

2009 Outstanding Equity Awards at Fiscal Year-End

The following table reflects the number of stock options held by our executive officers as of the end of fiscal year 2009.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Richard E. Lundin	—	—	—	—
Judith D. Loughran	—	—	—	—
Jerry C. Young	50	—	17,245	May 17, 2014

Employment Agreements

Each of the employment agreements with Mr. Lundin, Ms. Loughran and Mr. Young was entered into on April 5, 2004 and specified, among other things, each officer’s salary and term of employment (initially expiring on April 1, 2008). On August 28, 2006, each of these employment agreements was amended to (i) increase the salary of the respective officers, (ii) extend the term of employment of each executive officer through December 31, 2010, and (iii) with respect to Mr. Lundin, increase his paid vacation period from not less than four weeks per year to not less than five weeks per year. The remaining terms of each of the original employment agreements were unchanged.

In addition to salary, the employment agreements provide that each executive officer is entitled to a car allowance of $400 per month, which is subject to increase if and to the extent that the car allowance for our field sales people is increased. Each executive officer is also entitled to participate in our employee benefit plans, such as medical plans, life insurance and the profit-sharing plan, generally available to our executives. Ms. Loughran and Mr. Young are entitled to not less than four weeks of paid vacation time per year; as noted above. Mr. Lundin’s employment agreement also provides that he may charter planes to visit our manufacturing facilities provided that the aggregate costs of such charters do not exceed $75,000 annually.

Each of the executive officers is subject to a noncompetition clause that restricts his or her ability to compete with our business during the period of employment and for two years following his or her termination of employment in any country or other area where we manufacture, distribute or sell meeting room products during the term of such executive’s employment. Each executive officer also agreed not to solicit our employees or customers for a period of two years following his or her termination of employment.

Potential Payments Upon Termination or Change-in-Control

This section describes the compensation and benefits that would have been payable to our executive officers as of the end of fiscal year 2009 pursuant to their respective employment agreements had a change-in-control occurred or their employment been terminated as a result of the circumstances described below.

Termination for Cause

We may, if authorized by the board of directors at a meeting of which three days’ advance notice has been given to the executive, terminate the employment of Mr. Lundin, Ms. Loughran or Mr. Young for “cause” upon written notice to the executive. “Cause” is generally defined under their respective employments agreements to mean (i) any intentional act of fraud, embezzlement or theft or the commission of any felony or of any crime involving fraud, embezzlement, theft or misrepresentation, (ii) any willful misconduct resulting in a material loss to our company or damage to our reputation, (iii) any willful refusal to perform his or her duties or to perform specific directives of the board of directors consistent with the scope and nature of his or her duties (other than the officer’s good faith belief that compliance with such directive would constitute a violation of law or breach of fiduciary duty to our company), or (iv) any intentional breach of the noncompetition, nonsolicitation, confidentiality and “works made for hire” provisions of the employment agreement. Except with respect to clause (i) of the foregoing sentence, the executive has 15 days after delivery of notice by us to cure the particular actions or inactions giving rise to the cause notice. If the executive so effects a cure to the reasonable satisfaction of the board of directors, the cause notice will be deemed rescinded. Upon a termination for cause, the officer would be entitled to accrued and unpaid salary and benefits through and including the termination date.

Termination by Us Without Cause or by the Executive with Good Reason

We may, if authorized by the board of directors, terminate the employment of Mr. Lundin, Ms. Loughran or Mr. Young other than for cause or disability, or such executive may terminate his or her employment with us at any time with “good reason.” Upon such a termination, the executive will be entitled to the continuation of payment of salary and benefits for the remainder of the term of the employment agreement. Assuming such a termination as of the last day of the 2009 fiscal year, such payments of salary and benefits would have been approximately $455,000, $292,000 and $267,000 for Mr. Lundin, Ms. Loughran and Mr. Young, respectively. “Good reason” is defined in the employment agreements to mean (i) the assignment to the executive of duties and responsibilities not consistent with the status and activities (including location) of his or her current position, (ii) any action which results in a significant and continuing diminution of the authority, duties or responsibilities of the executive, (iii) our failure to provide compensation, benefits or expense reimbursements as required under the employment agreement, or (iv) our failure to adhere in any material manner to any of its other covenants in the employment agreement or in any other agreement between us and the executive; provided that any of the foregoing continues for a period of 20 days after the executive gives written notice to us requesting a cure.

Voluntary Resignation

Each of Mr. Lundin, Ms. Loughran and Mr. Young may resign his or her employment with us for any reason upon 120 days prior written notice to us. Upon such a termination, the officer would be entitled to accrued and unpaid salary and benefits through and including the termination date. We may, by action of the board of directors, designate any day within such 120-day period as the effective date of the executive’s resignation, although we are required to pay the executive’s salary and benefits through the end of the 120-day notice period.

Termination by Reason of Disability

We may, if authorized by the board of directors, terminate the employment of Mr. Lundin, Ms. Loughran or Mr. Young if he or she, because of physical or mental incapacity or disability, fails to perform the essential functions of his or her position for a continuous period of 180 days or any 180 days within any 12-month period. Upon such a termination, the officer would be entitled to accrued and unpaid salary and benefits through and including the termination date.

Termination by Reason of Death

If the employment of any of the executive officers is terminated as a result of death, their respective heirs, executors or administrators would be entitled to accrued and unpaid salary and benefits through and including the date of death.

Change in Control

In the event of a “corporate transaction” that occurs while Mr. Lundin, Ms. Loughran or Mr. Young is employed by us (or within three months of his or her termination of employment without cause or with good reason), the salary payable to each such executive will be increased to the annual rate of $750,000, $300,000 and

$300,000, respectively. “Corporate transaction” is defined in the employment agreements to mean (i) the reorganization, merger or consolidation of our company with, or the sale or other transfer of all or substantially all of our assets to, another entity or entities if 50% or less of the common equity of the surviving or resulting entity is owned by persons and entities which were the stockholders of our company or our affiliates immediately prior to such merger, consolidation, sale or transfer, or (ii) the sale or other transfer of more than 50% of the outstanding common stock (or beneficial interests in our voting securities).

2009 Director Compensation Table

The table below summarizes the compensation paid by us to non-employee directors for the fiscal year ended January 1, 2010.

Name	Fees Earned or Paid in Cash ($)	Total ($)
James S. Cownie	1,500	1,500
James M. Hoak	3,000	3,000
Wayne Kern	1,500	1,500
David J. Lundquist	1,500	1,500
David N. Walthall	1,500	1,500

With the exception of the lead director, who receives cash compensation of $3,000 per quarter in director fees, our directors receive cash compensation of $1,500 each quarter. Audit committee members receive an additional fee of $500 per audit committee meeting. In February 2009, the directors agreed to temporarily forgo the director fees as part of our overall efforts to control costs. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board or committee meetings.

Risk Management and Compensation

We believe that our compensation program is not reasonably likely to lead to material risks.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 2, 2010 by: (1) each of our executive officers and directors individually and (2) all of our executive officers and directors as a group. The address for each of our beneficial owners is c/o Da-Lite Screen Company, Inc., 3100 North Detroit Street, P.O. Box 137, Warsaw, Indiana 46581-0137.

Name	Shares		Percentage(1)
James S. Cownie	1,278.51	(2)	23.73%
James M. Hoak	1,750.69	(3)	32.49%
Wayne Kern	245.99	(4)	4.56%
David J. Lundquist	407.43	(5)	7.56%
David N. Walthall	307.62		5.71%
Richard E. Lundin	335.00		6.22%
Judith D. Loughran	167.00		3.10%
Jerry C. Young	75.00	(6)	1.38%
All directors and executive officers as a group (8 people)	4,567.24		83.92%

(1)	Calculated based on 5,388.62 shares outstanding and excluding all options except as to each individual under options as described in note (6) below.

(2)	Consists of (a) 1,041.51 shares held in a revocable trust for the benefit of Mr. Cownie for which he serves as trustee and (b) 237.00 shares held in a trust for the benefit of Mr. Cownie and his children for which he serves as trustee.

(3)	Consists of (a) 250.69 shares held in Mr. Hoak’s name, (b) 1,435.00 shares held by Mr. Hoak’s wife, Nancy J. Hoak and (c) 65 shares held in a trust for the benefit of Mr. Hoak’s wife and his children for which he serves as trustee.

(4)	Consists of (a) 42.02 shares held in Mr. Kern’s name, (b) 104.49 shares held in a trust for the benefit of Mr. Kern and his children, (c) 29.73 shares held by Mr. Kern’s wife, Donna Kern, and (d) 69.75 shares held in a trust for the benefit of Mr. Kern’s wife, Donna Kern, and his children.

(5)	Represents 407.43 shares held in a revocable trust for the benefit of Mr. Lundquist for which he serves as trustee.

(6)	Includes options to purchase 50.00 shares.

Equity Compensation Plan Information

The following table summarizes the number of shares of our common stock that may be issued under its equity compensation plans as of April 2, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	54.0	$17,110	—

Total	54.0	$17,110	—

Shareholders Agreement

Our shareholders are parties to an Amended and Restated Shareholders Agreement dated as of May 18, 2010 which requires each shareholder to elect and vote for the persons currently serving as the Company’s directors. The Amended and Restated Shareholders Agreement also contains certain restrictions on the transfer of shares of the Company’s stock and provides for rights of first refusal, co-sale rights and preemptive rights in the event of certain transfers or issuances, as applicable, of the Company’s stock.

DESCRIPTION OF THE EXCHANGE NOTES

The original notes, or the “Original Notes”, were issued and the exchange notes, or the “Exchange Notes” will be issued under an Indenture, or the “Indenture”, dated March 24, 2010, between the Company, as issuer, and Wilmington Trust Company, as trustee. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Exchange Notes. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this “Description of the Exchange Notes,” the term “the Company” means Da-Lite Screen Company, Inc. and its successors under the Indenture, in each case excluding its subsidiaries.

General

The Exchange Notes will be unsecured unsubordinated obligations of the Company, initially limited to $105 million aggregate principal amount. The Exchange Notes will mature on April 1, 2015. Subject to the covenants described below under “—Covenants” and applicable law, the Company may issue additional notes (“Additional Notes”) under the Indenture. The Original Notes, the Exchange Notes offered hereby and any Additional Notes would be treated as a single class for all purposes under the Indenture.

Interest on the Exchange Notes will accrue at the rate per annum shown on the cover page hereof and will be payable semi-annually in cash on each April 1 and October 1, commencing October 1, 2010. We will make interest payments to the persons who are registered holders at the close of business on the March 15 and September 15 immediately preceding the applicable interest payment date. Interest on the Exchange Notes will accrue from the most recent date on which interest on the Exchange Notes was paid or, if no interest has been paid, from and including the date on which the Original Notes were issued. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Company will issue Exchange Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Company and the Subsidiary Guarantors will be required to pay additional interest in those circumstances described in “The Exchange Offer—Purposes and Effect of the Exchange Offer”.

The Exchange Notes will be identical to the Original Notes except that the Exchange Notes have been registered under the Securities Act and will not have registration rights or restrictions on transfer except as otherwise described in this prospectus.

Optional Redemption

The Company may redeem the Exchange Notes at any time on or after April 1, 2013. The redemption price for the Exchange Notes (expressed as a percentage of principal amount), will be as follows, plus accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on April 1 of the Years Indicted Below:	Redemption Price
2013	106.250%
2014 and thereafter	100.000%

In addition, at any time prior to April 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Original Notes and the Exchange Notes (collectively referred to herein as the “Notes”) with the Net Cash Proceeds of one or more sales of its Capital Stock (other than Disqualified Stock) at a redemption price of 112.500% of their principal amount, plus accrued interest; provided that at least 65% of the aggregate principal amount of Notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

The Company will give not less than 30 days’ nor more than 90 days’ notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or,

•	if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

However, no Note of $2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Offer to Repurchase the Notes from Free Cash Flow

If the Company’s Free Cash Flow for any fiscal year, commencing with the fiscal year ending December 31, 2010 (it being understood that no offer need be made with respect to Free Cash Flow for any year after the fiscal year ending December 27, 2013), exceeds $0, the Company shall, on or before the next succeeding April 1, offer to purchase from all Holders of Notes (the “Free Cash Flow Offer”), on a pro rata basis at a purchase price equal to the Free Cash Flow Repurchase Price (as defined below), up to such principal amount (expressed as a multiple of $2,000) of Notes that can be purchased (rounded to the nearest $2,000) at the Free Cash Flow Repurchase Price utilizing 50% of such Free Cash Flow for such fiscal year (the “Repurchase Offer Amount”). If Notes that have an aggregate Free Cash Flow Repurchase Price in excess of the Repurchase Offer Amount are tendered in a Free Cash Flow Offer, the Company will purchase Notes having an aggregate Free Cash Flow Repurchase Price equal to the Repurchase Offer Amount, selected on a pro rata basis (rounded to the nearest $2,000). If the aggregate purchase price of the Notes tendered pursuant to any Free Cash Flow Offer is less than an amount equal to 50% of such Free Cash Flow relating to such period (such difference, the “Unpurchased Amount”), the Company may use such Unpurchased Amount for any purpose not prohibited by the Indenture; provided, however, that for the fiscal year ending December 31, 2010, the foregoing references to 50% shall be substituted with 37.5% for such period.

“Free Cash Flow Repurchase Price” shall mean:

With Respect to the Period	Free Cash Flow Repurchase Price
January 2, 2010—December 31, 2010	103.000%

January 1, 2011—December 30, 2011	102.000%

December 31, 2011—December 28, 2012	101.000%

December 29, 2012—December 27, 2013	100.000%

Each Free Cash Flow Offer will be mailed, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Free Cash Flow Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $2,000 in exchange for cash. A Free Cash Flow Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. To the extent the Free Cash Flow for any twelve month period is less than $1.0 million, the Company may elect not to make a Free Cash Flow Offer for such period and, in lieu thereof add such Free Cash Flow to the amount of Free Cash Flow for the next succeeding twelve month period.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Free Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Free Cash Flow Offer” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Free Cash Flow Offer” provisions of the Indenture by virtue thereof.

Guarantees

Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by each Subsidiary Guarantor as described in the covenant entitled “Guarantees by Restricted Subsidiaries.” The Notes will not be Guaranteed by the Company’s Foreign Subsidiaries or immaterial Subsidiaries. As of the Closing Date, no Subsidiaries of the Company will Guarantee the Notes. See note 7 to the Company’s consolidated financial statements for the year ended January 1, 2010 and note 7 to the Company’s condensed consolidated financial statements for the quarter ended April 2, 2010 in this prospectus for further information regarding the Company’s reportable segments and Foreign Subsidiaries.

The obligations of any Subsidiary Guarantor under its Exchange Note Guarantee would be limited so as not to constitute a fraudulent conveyance under applicable federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Exchange Note Guarantee would be entitled to contribution from any other Subsidiary Guarantor.

Any Note Guarantee issued by any Subsidiary Guarantor would be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than an Affiliate of the Company) of all of the Capital Stock of such Subsidiary Guarantor or (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case in compliance with the terms of the Indenture.

Under the circumstances described below under the definition of “Unrestricted Subsidiaries,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture, and will not qualify as Subsidiary Guarantors.

Ranking

The Exchange Notes will:

•	be general senior obligations of the Company;

•	rank equal in right of payment with all future unsubordinated indebtedness of the Company;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Company;

•	be effectively junior to any secured debt of the Company from time to time to the extent of the value of the assets securing such indebtedness; and

•	be effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Subsidiary Guarantors.

Any Exchange Note Guarantees will rank equal in right of payment with all existing and future unsubordinated indebtedness of the Subsidiary Guarantors and senior in right of payment to future subordinated indebtedness, if any, of the Subsidiary Guarantors.

On April 2, 2010, after giving effect to the use of the proceeds from the offering of the Original Notes and the amendment to the Revolving Credit Facility, (i) the Company and its Subsidiaries had $3.6 of Indebtedness (other than the Original Notes), (ii) the Company had approximately $13.4 million available for borrowing under the Revolving Credit Facility, subject to certain conditions and (iii) the Company’s Subsidiaries that do not Guarantee the Notes would have had less than $0.1 million of Indebtedness and approximately $2.4 million of other liabilities.

Sinking Fund

There will be no sinking fund payments for the Notes.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Covenants

Overview

In the Indenture, the Company agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt and issue Preferred Stock;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens; and

•	effect mergers.

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or a part of the Holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

Limitation on Indebtedness and Issuances of Preferred Stock

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness or issue any Preferred Stock (other than the Notes, the Note Guarantees and other Indebtedness existing on the Closing Date); provided that the Company or any Subsidiary Guarantor may Incur Indebtedness and any Restricted Subsidiary may Incur Acquired Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.25:1.

Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1)	Indebtedness of the Company, any Subsidiary Guarantor or any Foreign Subsidiary under any credit facility in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $12.5 million, less any amount of Indebtedness Incurred under this clause (1) permanently repaid as provided under the “Limitation on Asset Sales” covenant;

(2)	Indebtedness owed (A) to the Company or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly contractually subordinated in right of payment to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(3)	Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (1), (2) or (6)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by the Company or a Subsidiary Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded;

(4)	Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under “Defeasance”;

(5)	Guarantees of the Notes and Guarantees of Indebtedness of the Company or any Subsidiary Guarantor by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(6)	Indebtedness of the Company or any Subsidiary Guarantor (in addition to Indebtedness permitted under clauses (1) through (5) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $5 million, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant; and

(7)	PIK Preferred Stock of the Company.

(b) Notwithstanding any other provision of this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(c) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, (x) Indebtedness outstanding under any Credit Facility on the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of clause (a) of this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (z) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence), including under the first paragraph of part (a), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

(d) Neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes or the applicable Note Guarantee to the same extent.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

(1)	declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders and (z) dividends or distributions payable on Preferred Stock of the Company or any Restricted Subsidiary, provided such Preferred Stock was permitted to be issued under the covenant entitled “Limitations on Indebtedness and Issuances of Preferred Stock”) held by Persons other than the Company or any of its Restricted Subsidiaries,

(2)	purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or any Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person (other than the Company or any Restricted Subsidiary) or (B) a Restricted Subsidiary other than a Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company,

(3)	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee, or

(4)	make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”)

if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing,

(B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant,

(C) the Consolidated Leverage Ratio of the Company is greater than (i) 3.25 to 1.00 if such Restricted Payment is made on or before the date the Company’s Form 10-Q for the period ending October 1, 2010 is required to be filed with the SEC, (ii) 3.00 to 1.00 if such Restricted Payment is made after the date the Company’s Form 10-Q for the period ending October 1, 2010 is required to be filed with the SEC but on or before March 31, 2011, (iii) 2.75 to 1.00 if such Restricted Payment is made after March 31, 2011 but on or before March 31, 2012 (iv) 2.50 to 1.00 if such Restricted Payment is made after March 31, 2012 but on or before March 31, 2013 (v) 2.25 to 1.00 if such Restricted Payment is made after March 31, 2013 but on or before March 31, 2014 and (vi) 2.00 to 1.00 if such Restricted Payment is made after March 31, 2014 but on or before April 1, 2015, or

(D) the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of

(1)	30% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on January 1, 2010 and ending on the last day of such fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee, provided that such Adjusted Consolidated Net Income may only be recognized during those quarters for which the Company has filed reports with the SEC to the extent provided in “—SEC Reports and Reports to Holders” or has furnished comparable financial information to the Trustee plus

(2)	the aggregate Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock or Preferred Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus

(3)	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The foregoing provision shall not be violated by reason of:

(1)	the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2)	the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant;

(3)	the repurchase, redemption or other acquisition of Capital Stock of the Company or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) or a dividend on such Capital Stock in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(4)

the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(5)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

(6)	Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Company;

(7)	the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8)	during any period in which the Company is a “C Corporation,” the declaration or payment of dividends on Common Stock (other than Disqualified Stock) of the Company in an aggregate annual amount not to exceed 6% of the Net Cash Proceeds received by the Company after the Closing Date from the sale of such Common Stock;

(9)	so long as the Company qualifies as an “S Corporation” or an entity taxable as a partnership for federal income tax purposes, the payment of dividends, other distributions or amounts by the Company to its shareholders or equityholders in amounts not to exceed the amounts estimated by the Company in good faith as being required to pay the tax obligations of such holders resulting from net income of the Company and its subsidiaries being taxable to such holders (based on the assumption that all shareholders or equityholders of the Company, as the case may be, have a combined federal and U.S. state income tax rate equal to the maximum combined rate applicable to residents of the state having the highest maximum rate from any state in which any shareholder or equityholder of the Company resides and giving effect to any higher rates applicable to income generated by the Company in jurisdictions in which the Company generates taxable income allocable to its shareholders or equityholders); or

(10)	the repurchase, redemption or other acquisition of the Company’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) from Persons who are or were formerly employees of the Company and their Affiliates, heirs and executors; provided that the aggregate amount of all such repurchases pursuant to this clause (10) shall not exceed $3.0 million.

provided that, except in the case of clause (1) or (9), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

(c) For purposes of determining those Restricted Payments that must be taken into consideration when calculating Clause (D) of paragraph (a) above, Restricted Payments made pursuant to clauses: (1); (2); (3) (to the extent only that such payment is made in exchange for shares of Capital Stock); (4) (to the extent only that such payment is made in exchange for shares of Capital Stock); (6) (to the extent only that such payment is made in exchange for Capital Stock); (7); and 75% of Restricted Payments made under clause 9; in each case of paragraph (b) above, shall be deemed not to be Restricted Payments.

(d) For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, the Company, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary (other than any Subsidiary Guarantors) to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary (other than any Subsidiary Guarantors) to

(1)	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,

(2)	pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(3)	make loans or advances to the Company or any other Restricted Subsidiary, or

(4)	transfer any of its property or assets to the Company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing on the Closing Date in any Credit Facility, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced, in each case as determined in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution;

(2)	existing under or by reason of applicable law or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary;

(3)	existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements of thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced, in each case as determined in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution;

(4)	in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(C)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(5)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)	relating to Indebtedness permitted pursuant to clause (a)(1) of the covenant entitled “Limitation on Indebtedness and Issuances of Preferred Stock,” provided that the Indebtedness to which such restrictions or encumbrances relate shall not exceed $2.5 million at any one time outstanding.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)	to the Company or a Wholly Owned Restricted Subsidiary;

(2)	issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3)	if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4)	(i) sales of Common Stock (including options, warrants or other rights to purchase shares of such Common Stock) of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with clause (A) or (B) of the “Limitation on Asset Sales” covenant and (ii) issuances of Preferred Stock of a Restricted Subsidiary if such Restricted Subsidiary would be entitled to Incur such Indebtedness under the covenant entitled “Limitations on Indebtedness and Issuances of Preferred Stock”.

Guarantees by Restricted Subsidiaries

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 30 days of the date of such acquisition or creation. In addition, in the event that any Restricted Subsidiary ceases to be a Foreign Subsidiary and becomes a Domestic Subsidiary, then such Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 30 days of the date of such event.

The Company will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Company or any other Restricted Subsidiary, unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full.

If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Notes Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon any:

(1) sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view;

(2) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely among Wholly Owned Restricted Subsidiaries;

(3) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company and indemnification arrangements entered into by the Company consistent with past practices of the Company;

(4) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

(5) any sale of shares of Capital Stock (other than Disqualified Stock) of the Company; or

(6) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Shareholders and Affiliates” covenant and not covered by clauses (2) through (6) of this paragraph, (a) the aggregate amount of which exceeds $2 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1) Liens existing on the Closing Date;

(2) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;

(3) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;

(4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(6) Liens incurred in the ordinary course of business with respect to obligations that do not exceed $5 million at any one time outstanding; or

(7) Permitted Liens.

Limitation on Sale-Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing restriction does not apply to any sale-leaseback transaction if:

(1) the lease is for a period, including renewal rights, of not in excess of three years;

(2) the lease secures or relates to industrial revenue or pollution control bonds;

(3) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

(4) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the second paragraph of the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to the Company), provided that the Company, such Subsidiary Guarantor or such Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness or (c) Replacement Assets.

In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the SEC or provided to the Trustee), then the Company shall or shall cause the relevant Restricted Subsidiary to:

(1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

(A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or

(B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date.

Repurchase of Notes upon a Change of Control

The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time).

The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase. Holders of the Notes may not be entitled to require the Company to repurchase their Notes in certain circumstances involving a significant change in the composition the Company’s Board of Directors, including in connection with a proxy contest where the Company’s Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors.

The Company will not be required to make an Offer to Purchase upon the occurrence of a Change of Control, if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer to Purchase provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Change of Control Offer to Purchase provisions of the Indenture by virtue thereof.

SEC Reports and Reports to Holders

Whether or not required to file reports with the SEC, the Company will comply with the periodic reporting requirements of the Exchange Act and will file all periodic reports and other information with the SEC within the time periods specified by the Exchange Act and the SEC’s rules and regulations. If the SEC will not accept the Company’s filings for any reason, the Company will either (i) post such reports on its website or (ii) supply such reports to the Trustee and to each Holder, or shall supply to the Trustee for forwarding to each such Holder, without cost to each such Holder, in each case, within the time periods that would apply if the Company were required to file those reports with the SEC. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings.

In addition, the Company will:

(1) hold a quarterly conference call to discuss the information contained in the annual and quarterly reports required to be filed or delivered under this covenant not later than 5 Business Days from the time the Company files such information with the SEC or distributes such information to the Holders and the Trustee;

(2) no fewer than 3 Business Days prior to the date of the conference call required to be held in accordance with clause (1) above, issue a press release to the appropriate wire services announcing the time and date of such conference call and directing the Holders, prospective investors and securities analysts to contact the finance department of the Company to obtain such information or access such conference call; and

(3) either (x) maintain a website to which Holders, prospective investors and securities analysts are given access and to which such information and conference call access details are posted or (y) distribute via electronic mail such information and conference call details to Holders, prospective investors and securities analysts who request to receive such distributions, in each case subject to reasonable confidentiality and business competition provisions.

In addition, for so long as the Notes remain outstanding, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required, if any, under Rule 144A(d)(4) under the Securities Act.

No failure to comply with this covenant will be deemed a Default until a period of 60 days has elapsed from such failure, and any failure to comply with this covenant shall automatically be cured when the Company files all required reports with the SEC.

Events of Default

The following events are defined as “Events of Default” in the Indenture:

(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure by the Company to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(d) the Company or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e) there occurs with respect to any issue or issues of Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(h) the Company, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(i) any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Company or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company, the relevant Significant Subsidiary or Subsidiary Guarantor or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Officers of the Company must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company’s and its Restricted Subsidiaries’ performance under the Indenture and that, to their knowledge, the

Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets of (the “Surviving Person”) shall be an entity organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the Company’s obligations under the Indenture and the Notes; provided, that if such continuing Person or Person shall not be a corporation, such entity shall organize or have a wholly-owned Subsidiary in the form of a corporation organized and validly existing under the laws of the United States or any jurisdiction thereof, and shall cause such corporation to expressly assume, as a party to the supplemental indenture referenced above, as a co-obligor, each of such continuing Person or Person’s obligations under the Indenture and the Notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, the Company or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

(4) immediately after giving effect to such transaction on a pro forma basis the Company or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness and Issuances of Preferred Stock” covenant; provided that this clause (4) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(5) it delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

(6) each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Company has entered into a transaction under this “Consolidation, Merger and Sale of Assets” section, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the Surviving Person in accordance with the Notes and the Indenture;

provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of organization or convert the form of organization of the Company to another form, and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

Defeasance and Discharge

The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(B) the Company has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and

(D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants,” clause (c) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets,” clause (d) under “Events of Default” with respect to such other covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments, and any Subsidiary Guarantor’s Note Guarantee with respect to such payments will remain in effect.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder when:

(1) either:

(a) all Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced, notes that are paid and notes for whose payment money or securities have theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company or any Subsidiary Guarantor has paid all sums payable under such Indenture, or

(b) all Notes mature within one year or are to be called for redemption within one year and the Company or any Subsidiary Guarantor has irrevocably deposited with the Trustee, as trust funds in trust solely for the benefit of the holders, money or U.S. Government Obligations sufficient, without consideration of any reinvestment of interest, to pay principal, premium, if any, and accrued interest on the notes to the date of maturity or redemption and all other sums payable under such Indenture;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit and such deposit will not result in a breach or violation of, or constitute a default under such Indenture or any other instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound; and

(3) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as applicable.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification and Waiver

The Indenture may be amended or supplemented, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not, in the good faith opinion of the Board of Directors of the Company as evidenced by a board resolution, adversely affect the interest of the holders in any material respect;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Guarantees by Restricted Subsidiaries”;

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Trustee;

(5) make any change to the covenant “Offer to Repurchase the Notes from Free Cash Flow” to reflect a change in the Company’s fiscal year that, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder;

(6) make any other change that, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder;

(7) provide for uncertificated Notes in addition to or in place of certificated Notes;

(8) provide for the issuance of Additional Notes in accordance with the Indenture; or

(9) conform any provision contained in the Indenture to this “Description of the Notes” contained in the offering memorandum of the Company dated March 19, 2010 for the offering of the Original Notes.

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Note,

(2) reduce the principal amount of, or premium, if any, or interest on, any Note,

(3) change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption “Optional Redemption,”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note,

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,

(6) waive a default in the payment of principal of, premium, if any, or interest on the Notes or modify any provision of the Indenture relating to modification or amendment thereof,

(7) reduce the above-stated percentage of outstanding notes of such series, the consent of whose holders is necessary to modify or amend the applicable indenture,

(8) release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture, or

(9) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee, manager, partner, equityholder or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

The Trustee

Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The Exchange Notes initially will be represented by one or more notes in registered, global form without interest coupons. The global note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, also referred to as DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The Exchange Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depositary Procedures

The Company understands that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and the indirect participants.

DTC has also advised the Company that, pursuant to procedures established by it,

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the beneficiaries with portions of the principal amount of the global notes, and

(2) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global note may hold their interests therein directly through DTC if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system.

All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of (and premium, if any) and interest on a global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indentures. Under the terms of the Indenture, the Company and Wilmington Trust Company, as trustee, will treat the persons in whose names the notes, including the global note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the placement agents, the Trustee nor any agent of the Company, the placement agents or the Trustee has or will have any responsibility or liability for (1) any aspect or accuracy of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership or (2) any other matter relating to the actions and practices of DTC or any of the participants or the indirect participants.

The Company understands that DTC’s current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. None of the Company nor the Trustee will be liable for any delay by DTC or any of the participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the global notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s same-day funds settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the accountholders in DTC on the one hand and directly or indirectly through Euroclear or Clearstream accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear or Clearstream accountholders may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream accountholder purchasing an interest in a global note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream accountholder to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The Company understands that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants in whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount at maturity of the notes as to which such participant or participants has or have given such direction. However, if any of the events described under “Exchange of Book-Entry Notes for Certificated Notes” occurs, DTC reserves the right to exchange the global note for legended notes in certificated form and to distribute such notes to its participants.

The information in this section concerning DTC, Euroclear System and Clearstream, S.A. of Luxembourg and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global note among accountholders in DTC and accountholders of Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the initial purchasers or the Trustee nor any agent of the Company, the initial purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depository for the global note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act,

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the notes in certificated form, or

(3) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes.

In all the above cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this “Description of the Notes” for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1) the net income (or loss) of any Person that is not a Restricted Subsidiary;

(2) the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries;

(3) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of the Company and its Restricted Subsidiaries;

(5) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (D) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on Preferred Stock of the Company owned by Persons other than the Company and any of its Restricted Subsidiaries;

(6) all non-cash compensation expense resulting from employee or director stock-related compensation plans or arrangements; and

(7) all extraordinary gains and, solely for purposes of calculating the Interest Coverage Ratio, extraordinary losses.

“Adjusted Consolidated Net Tangible Assets” means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (1) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (1) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (2) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

“Asset Disposition” means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary,

(2) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries, or

(3) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that “Asset Sale” shall not include:

(a) sales or other dispositions of inventory, receivables and other current assets,

(b) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant,

(c) sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions, or

(d) any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries.

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Board of Directors” means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors, or any other group performing comparable functions.

“Business Day” means, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1) (a) prior to the occurrence of a Public Market, a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders (taken together) on such date and (b) after the occurrence of a Public Market, a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Existing Stockholders, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis, unless the Existing Stockholders (taken together) own a higher percentage of the total voting power of the Voting Stock of the Company on a fully diluted basis than such person or group; or

(2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) (each such director a “Continuing Director” and collectively the “Continuing Directors”) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

“Closing Date” means the date on which the Notes are originally issued under the Indenture.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense,

(2) income taxes (including, without limitation, withholding taxes relating to inter-company dividends),

(3) depreciation expense,

(4) amortization expense, and

(5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation of the type described under clause (4) of the definition of “Indebtedness”, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries), Preferred Stock dividends in respect of Preferred Stock of the Company or any Restricted Subsidiary held by persons other than the Company or any Wholly Owned Restricted Subsidiary, and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP. For purposes of the preceding sentence, Preferred Stock dividends shall be deemed to be an amount equal to the actual dividends paid on such Preferred Stock, divided by one minus the combined federal, state, local and foreign income tax rate applicable to the Company.

“Consolidated Leverage Ratio” means, on any Transaction Date, the ratio of (1) Consolidated Total Indebtedness computed as of the end of the most recent fiscal quarter for which reports have been filed with the SEC or provided to the Trustee immediately preceding such Transaction Date to (2) the aggregate Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee.

“Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), plus, to the extent not included, any Preferred Stock of the Company, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

“Consolidated Total Indebtedness” means, an amount equal to (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis, plus (2) the aggregate amount of all outstanding Disqualified Stock and Preferred Stock of the Company and its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, less (3) the aggregate amount of all cash and cash equivalents.

“Credit Facility” means (i) the credit facility dated as of April 20, 2009 between the Company and Lake City Bank (the “Revolving Credit Facility”) and (ii) the credit facility dated as of May 7, 1999, between Projecta B.V. and MeesPierson N.V., in each instance together with the related documents (including, without limitation, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement), supplemented, replaced or otherwise modified from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to a date which is 180 days following the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to a date which is 180 days following the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to a date which is 180 days following the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company with total assets as determined under GAAP of at least $100,000, as set forth on the most recently available quarterly or annual consolidated balance sheet of such Restricted Subsidiary other than a Restricted Subsidiary that is (1) a Foreign Subsidiary or (2) a Subsidiary of any such Foreign Subsidiary.

“Existing Stockholders” means James S. Cownie, James M. Hoak, Nancy J. Hoak, Wayne Kern, Richard E. Lundin, David J. Lundquist, Judith D. Loughran, David N. Walthall, Jerry C. Young, or any of their respective spouses, descendants (whether by blood, adoption or marriage), or any trust, partnership, corporation, limited liability company or other entity the majority of the beneficial ownership of which is held directly or indirectly by any of the foregoing.

“Fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy which, if determined by the Board of Directors as evidenced by a Board Resolution, shall be conclusively determined.

“Free Cash Flow” means, with respect to the Company, for any period, the Consolidated EBITDA for such period minus the sum of:

(1) Consolidated Interest Expense for such period to the extent paid in cash in such period,

(2) the aggregate of the amount of capital expenditures of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP as shown on the Company’s statement of cash flows relating to cash payments for property, plant and equipment (other than capital expenditures financed with the proceeds of long term Indebtedness raised specifically to finance, in whole or in part, such capital expenditures), and

(3) all dividends or distributions by the Company to its shareholders or equityholders made pursuant to clause (9) of paragraph (b) of the “Limitation on Restricted Payments” covenant.

“Foreign Subsidiary” means any Subsidiary of the Company that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code or any subsidiary that is otherwise organized under the laws of a jurisdiction other than the United States, any state thereof, or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the Notes and (2) except as otherwise provided, the amortization or writedown of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17, superseded by Statement of Financial Accounting Standards Nos. 141(R) and 142.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Holder” means a Person in whose name a Note is registered.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all Capitalized Lease Obligations;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8) all obligations to redeem or repurchase Preferred Stock issued by such Person, other than PIK Preferred Stock.

The amount of indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided

(A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B) that money borrowed and set aside at the time of the Incurrence of any indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest, and

(C) that Indebtedness shall not include:

(x) any liability for federal, state, local or other taxes,

(y) performance, surety or appeal bonds provided in the ordinary course of business, or

(z) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition.

“Interest Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event the Company or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, together with any actual distributions to shareholders of the type contemplated under clause (b)(9) under the covenant entitled “Limitation on Restricted Payments” with respect to the taxable income relating to such Asset Sale;

(3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Note Guarantee” means any Guarantee of the obligations of the Company under the Indenture and the Notes by any Subsidiary Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offer to Purchase” means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any Note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, the Company shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of the Indenture.

“Permitted Investment” means:

(1) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person’s primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment;

(2) Temporary Cash Investments;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments;

(5) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6) Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates; and

(7) loans made to executive officers of the Company to cover expenses related to the relocation of such officers in an aggregate amount not to exceed $100,000 at any one time outstanding.

“Permitted Liens” means:

(1) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens (including a lender’s unexercised rights of set-off) arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(5) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(6) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(7) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(8) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(9) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(10) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

(11) Liens in favor of the Company or any Restricted Subsidiary, other than Liens securing Indebtedness described in subclause (y) of clause (a)(2) of the covenant “Limitation on Indebtedness and Issuances of Preferred Stock”;

(12) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(13) Liens securing reimbursement obligations with respect to letters of credit or that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(14) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(16) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and

(17) Sales of receivables.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIK Preferred Stock” means Preferred Stock the terms of which do not permit the declaration or payment of any dividend or other distribution thereon or with respect thereto, or the redemption or conversion thereof, in each such case prior to the payment in full of the Company’s obligations under the Notes.

“Public Equity Offering” means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act pursuant to which the net proceeds received by the Company and any selling shareholders is at least $25 million.

“Public Market” shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in a business (or an Investment in a company having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on such date.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Subsidiary Guarantor” means any Domestic Subsidiary which provides a Note Guarantee of the Company’s obligations under the Indenture and the Notes pursuant to the “Guarantees of Restricted Subsidiaries”.

“Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case maturing within one year unless such obligations are deposited by the Company (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company (i) has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or (ii) is a lender under the Credit Facility or any money market fund sponsored by a registered broker dealer or mutual fund distributor; provided, however, that Temporary Cash Investments in excess of $5 million outstanding at any one time which are made with any lender under the Credit Facility that does not meet the requirements of clause (2)(i) hereof will not be treated as Temporary Cash Investments;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated “A2” (or higher) by Moody’s or “A” (or higher) by S&P;

(6) securities rated “Baa3” (or higher) by Moody’s or “BBB-” (or higher) by S&P in an aggregate principal amount not to exceed $5 million at any one time outstanding; and

(7) any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (6) above.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $10,000 or less or (II) if such Subsidiary has assets greater than $10,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness and Issuance of Preferred Stock” and “Limitation on Restricted Payments” covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of at least 95% of the outstanding Capital Stock of such Subsidiary by such Person or one or more Wholly Owned Subsidiaries of such Person.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the exchange notes. It addresses purchasers that acquire their exchange notes in the exchange offer upon surrender of original notes and hold the exchange notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that might be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers, such as dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax-exempt entities, partnerships or other passthrough entities for U.S. federal income tax purposes, financial institutions, insurance companies, traders in securities that elect to use a mark-to-market method of accounting, persons holding the exchange notes as a part of a hedging or conversion transaction or a straddle, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, former citizens or residents of the United States or investors subject to the alternative minimum tax. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service, or the “IRS,” and judicial decisions, changes to any of which subsequent to the date of this prospectus might affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences of holding the exchange notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust treated as a United States person under section 7701(a)(30) of the Code (taking into account certain effective dates and transition rules in the Treasury regulations promulgated thereunder). The term “Non-U.S. Holder” means a beneficial owner of an exchange note (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes holds an exchange note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and the partner. Partnerships holding an exchange note, and partners in a partnership holding a note, should consult their tax advisors.

The U.S. federal income tax discussion set forth below is included for general information only and may not be applicable depending upon a holder’s particular situation. Prospective purchasers of the exchange notes should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of exchange notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in U.S. or other tax laws.

Treatment of Exchanges under Exchange Offer

The exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes. A holder will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes, and, upon the exchange, the holder will have the same tax basis and holding period in the exchange notes as the holder had in the original notes immediately before the exchange.

U.S. Holders

Stated Interest

Stated interest on an exchange note will be reportable by a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

In the event a Change of Control occurs, we may be required to repurchase exchange notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase, as described above under the heading “Description of the Exchange Notes—Repurchase of Notes upon a Change of Control.” We intend to take the position that the likelihood of repurchase premium becoming payable on the exchange notes is remote (within the meaning of applicable Treasury regulations) as of the issue date, and that, as a result, such repurchase premium need not be taken into account unless and until such repurchase premium becomes payable, at which time such repurchase premium should be taxable to a U.S. Holder in accordance with such U.S. Holder’s method of accounting. Our position will be binding on all U.S. Holders except a U.S. Holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which an exchange note was acquired. There can be no assurance, however, that the IRS will agree with our position. If our position were successfully challenged by the IRS, the exchange notes could be treated as “contingent payment debt instruments” under the Treasury regulations and a U.S. Holder could be required to accrue income on an exchange note in excess of stated interest payments (regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes) at a rate equal to our “comparable yield,” and to treat as ordinary income, rather than capital gain, any gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note. This discussion assumes the exchange notes will not be treated as contingent payment debt instruments.

Original Issue Discount

The original notes were issued with original issue discount, or “OID,” for U.S. federal income tax purposes. Accordingly, the exchange notes will be treated as issued with OID for U.S. federal income tax purposes. Each exchange note should be treated as having been issued with OID in the same amount as the OID on the original note exchanged therefor. OID with respect to an original note is generally equal to the excess of the “stated redemption price at maturity” of the original note over its issue price. The stated redemption price at maturity is equal to the sum of all payments on the original note other than the stated interest, and the issue price of the original note is the first price at which a substantial amount of the original notes were sold to persons other than those acting as placement agents, underwriters, brokers or wholesalers. Regardless of a U.S. Holder’s regular method of tax accounting, the U.S. Holder is generally required to accrue OID on an exchange note on a constant yield basis and include the accruals in gross income, whether or not the U.S. Holder receives a corresponding cash payment on the exchange note during the taxable year.

The amount of OID required to be included in gross income by a U.S. Holder in a taxable year is the sum of the daily portions of OID with respect to its exchange note for each day during the taxable year on which the U.S. Holder is the beneficial owner of the exchange note. OID on the exchange notes accrues daily on the same schedule and in the same amounts as the OID on the original notes exchanged therefor would have accrued if such original notes had not been so exchanged. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to an original note may be of any length and may vary in length over the term of the original note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the original note occurs on either the first or final day of an accrual period.

The amount of OID that accrues on an original note during an accrual period is generally equal to the excess, if any, of (i) the product of the original note’s “adjusted issue price” at the beginning of the accrual period and the original note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the sum of the amounts payable as stated interest on the original note during the accrual period. The adjusted issue price of an original note at the beginning of any accrual period is the issue price of the original note, increased by the amount of accrued OID for each prior accrual period and decreased by the amount of any payments previously made on the original note that were not stated interest payments. The yield to maturity on an original note is the discount rate that, when used in computing the present value of all payments to be made on the original note, produces an amount equal to the issue price of the original note.

Acquisition Premium

If a U.S. Holder purchased an original note for an amount that is less than or equal to the sum of all amounts (other than qualified stated interest) payable on the original note after the purchase date but is greater than the adjusted issue price of the original note, the excess is acquisition premium. Any acquisition premium applicable to an original note should carry over to the exchange note received in exchange therefor. A U.S. Holder’s accruals of OID generally will be reduced by a fraction equal to (i) the excess of the U.S. Holder’s adjusted tax basis in the original note immediately after the purchase (generally the cost of the U.S. Holder’s original note) over the adjusted issue price of the original note, divided by (ii) the excess of the sum of all amounts payable (other than qualified stated interest) on the original note after the purchase date over the adjusted issue price of the original note.

Amortizable Bond Premium

If a U.S. Holder purchased an original note in a secondary market transaction for an amount in excess of, in general, the note’s principal amount, such U.S. Holder will be considered to have purchased the original note with “amortizable bond premium” equal in amount to such excess. Any amortizable bond premium applicable to an original note should carry over to the exchange note received in exchange therefor. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder’s yield. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the exchange note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

Market Discount

If a U.S. Holder acquired an original note in a secondary market transaction for an amount that is less than, in general, the note’s principal amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Any market discount applicable to an original note should carry over to the exchange note received in exchange therefor. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption, retirement or other disposition of, any such note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest rate basis. A U.S. Holder generally may be required to defer until the maturity or taxable disposition of the notes a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

Free Cash Flow Offers

As described above under “Description of the Exchange Notes—Offer to Repurchase the Notes from Free Cash Flow,” we are obligated to purchase on a pro rata basis exchange notes tendered pursuant to a Free Cash Flow Offer, in certain circumstances at a premium. While not entirely clear, we intend to take the position that a purchase of an exchange note should have the consequences described below under “—Disposition of Exchange Notes,” and that the presence of the Free Cash Flow Offer feature should not otherwise affect the recognition of income on the exchange notes. The IRS might not agree with that treatment, however, and assert that the rules applicable to “contingent payment debt instruments” should apply to the exchange notes (as referred to above under “—Stated Interest”) because any purchase is subject to certain contingencies and a purchase would affect the timing, and might affect the amount, of payments on the purchased exchange note. A purchase would affect the timing of principal paid on an exchange note and, because the exchange notes will be treated as having been issued with OID, would consequently affect its yield. Applicable Treasury regulations do not directly address the consequences of contingencies that affect the timing (rather than amount) of payments on a debt instrument, and we intend to take the position that the possible acceleration of principal payments on an exchange note should not affect the accrual of income other than as described below under “—Disposition of Exchange Notes.” Also, because in certain circumstances a purchase would be made at a premium, a purchase might affect the amount payable on an exchange note. We intend to take the position that the aggregate amount of premium that could reasonably be expected to be paid is “incidental” (within the meaning of applicable Treasury regulations) as of the issue date and that, as a result, any premium that might be payable on an exchange note need not be taken into account unless and until the premium is paid. As described more fully above under “—Stated Interest,” our positions described above generally will be binding on all U.S. Holders, and if the rules applicable to “contingent payment debt instruments” applied, a U.S. Holder could be required to accrue income on an exchange note in excess of (or earlier than) amounts otherwise required to be accrued. As noted above, this discussion assumes the exchange notes will not be treated as contingent payment debt instruments.

Disposition of Exchange Notes

A U.S. Holder who disposes of an exchange note by sale, exchange, redemption, retirement or otherwise, generally will recognize gain or loss equal to the difference between the amount realized on the disposition (not including any amount attributable to accrued but unpaid stated interest) and the U.S. Holder’s adjusted tax basis in the exchange note. Any amount attributable to accrued but unpaid stated interest will be treated as a payment of interest and taxed in the manner described above under “—Stated Interest.” Any amount attributable to accrued market discount that has not previously been included in income will be treated in the manner described above under “—Market Discount.” In general, the U.S. Holder’s adjusted tax basis in an exchange note will be equal to the purchase price of the original note exchanged therefor paid by the U.S. Holder (excluding any amount attributable to accrued but unpaid stated interest) increased by the amount of OID and any market discount previously included in the U.S. Holder’s income with respect to the exchange note or the original note exchanged therefor and reduced by any prior payments received on the exchange note or the original note exchanged therefor other than payments of stated interest and any bond premium used to offset interest income as described above under “—Amortizable Bond Premium.” Upon a disposition of a portion of an exchange note pursuant to a Free Cash Flow Offer or otherwise, gain or loss will be determined under the foregoing rules by reference to an allocable portion of the U.S. Holder’s adjusted tax basis in its exchange note.

Gain or loss realized on the sale, exchange, redemption, retirement or other disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of disposition, the exchange note has been held for more than one year (including the holding period of the original note exchanged therefor). For individuals and other non-corporate U.S. Holders, the excess of net long-term capital gains over net short-term capital losses generally will be subject to U.S. federal income tax at a maximum rate of 15%, which maximum tax rate presently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011, and possibly the Medicare tax described below under “—Medicare Tax.” Capital losses are subject to limits on deductibility.

Medicare Tax

For taxable years beginning after December 31, 2012, recently enacted legislation will generally impose a 3.8% tax on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest (including interest paid and OID accrued with respect to an exchange note), dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption, retirement or other taxable disposition of an exchange note) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Non-U.S. Holders

Subject to the discussion below concerning backup withholding, principal and interest payments (including OID) made on, and gains from the sale, exchange, redemption, retirement or other disposition of, an exchange note will not be subject to the withholding of U.S. federal income tax, provided that, in the case of interest (including OID),

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock,

•	the Non-U.S. Holder is not a “controlled foreign corporation” (as defined in the Code) related, directly or indirectly, to us through stock ownership,

•	the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and

•	the certification requirements under section 871(h) or section 881(c) of the Code and the Treasury regulations thereunder, summarized below, are met.

Sections 871(h) and 881(c) of the Code and Treasury regulations thereunder generally require that, in order to obtain the exemption from withholding described above, either

•

the beneficial owner of the exchange note must certify, under penalties of perjury, to the withholding agent that such owner is a Non-U.S. Holder and must provide such owner’s name, address and U.S. taxpayer identification number, if any, and must otherwise satisfy documentary evidence requirements,

•

a financial institution that holds customers’ securities in the ordinary course of business and holds an exchange note certifies to the withholding agent that the appropriate certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and generally furnishes the withholding agent with a copy thereof, or

•

the Non-U.S. Holder must provide such certification to a U.S. branch of a foreign bank or of a foreign insurance company, a “qualified intermediary” or a “withholding foreign partnership” and certain other conditions must be met.

A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to foreign partnerships. In general, a foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.

Even if a Non-U.S. Holder does not meet the above requirements, interest payments will not be subject to the withholding of U.S. federal income tax (or will be subject to withholding at a reduced rate) if the Non-U.S. Holder certifies on the appropriate IRS Form W-8 that either (i) an applicable tax treaty exempts, or provides for a reduction in, such withholding or (ii) interest paid on an exchange note is effectively connected with the Non-U.S. Holder’s trade or business in the United States and therefore is not subject to withholding (as described in greater detail below).

If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on an exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding of U.S. federal income tax, will generally be subject to regular U.S. federal income tax on such interest in the same manner as if the Non-U.S. Holder were a U.S. Holder. In lieu of providing an IRS Form W-8BEN, such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed

IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of an exchange note (except, in certain cases, to the extent that such gain is attributable to accrued but unpaid interest) unless the gain is effectively connected with the Non-U.S. Holder’s trade or business in the United States, or, if the Non-U.S. Holder is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting requirements apply to interest (including OID) and principal payments made to, and to the proceeds of certain sales or other dispositions by, certain non-corporate U.S. Holders. In addition, backup withholding is required on such payments unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is generally the individual’s Social Security Number) and certifies on an IRS Form W-9, under penalties of perjury, that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The current backup withholding rate is 28% of the amount paid and is scheduled to increase to 31% for 2011 and thereafter. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Backup withholding does not apply to payments of interest (including OID) and principal made to, and the proceeds of a sale or other disposition by, a Non-U.S. Holder if such Non-U.S. Holder certifies (on IRS Form W-8BEN or other appropriate form) its Non-U.S. Holder status. However, information reporting on IRS Form 1042-S will generally apply to payments of interest. Information reporting (but generally not backup withholding) may also apply to payments made outside the United States, and payments on the sale, exchange, redemption, retirement or other disposition of a debt security effected outside the United States, if payment is made by a payor that is, for U.S. federal income tax purposes,

•	a United States person,

•	a controlled foreign corporation,

•	a U.S. branch of a foreign bank or foreign insurance company,

•	a foreign partnership controlled by United States persons or engaged in a U.S. trade or business, or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Based on interpretations by the SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley no-action letters and similar no-action letters, we believe that you may transfer exchange notes issued in the exchange offer in exchange for the original notes if:

•	you acquire the exchange notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the original notes or the exchange notes;

•

you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not a broker-dealer, and you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the exchange notes, you may not rely on the position of the SEC staff enunciated in the Exxon Capital and Morgan Stanley letters and similar letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, or such shorter period as will terminate when a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to broker-dealers for use in connection with any resale of exchange notes.

Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of the exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes offered hereby will be passed upon for us by Sidley Austin LLP, Chicago, Illinois and Miner & Lemon, LLP, Warsaw, Indiana. A partner of Sidley Austin LLP owns 75.45 shares of our common stock.

EXPERTS

The consolidated financial statements as of January 1, 2010 and December 26, 2008 and for each of the three years in the period ended January 1, 2010, included in this Registration Statement and the effectiveness of Da-Lite Screen Company, Inc.’s internal control over financial reporting as of January 1, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART I

FINANCIAL INFORMATION

Item 1.	Condensed Consolidated Financial Statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value amount)

	(Unaudited) As of April 2, 2010	As of January 1, 2010
Assets
Current Assets:
Cash and cash equivalents	$53,705	$552
Accounts receivable, less allowance for doubtful accounts	14,095	13,559
Inventories	8,183	8,482
Prepaid expenses and other	2,830	2,045
Prepaid income taxes	739	519

Total current assets	79,552	25,157

Property, plant and equipment	59,445	60,104
Less accumulated depreciation	43,543	43,256

Net property, plant, and equipment	15,902	16,848

Goodwill	20,440	20,440
Other assets, net	3,992	805

	$119,886	$63,250

Liabilities and Stockholders’ Deficit
Current liabilities:
Revolving credit facility	$—	$1,975
9 1/2 % senior notes subject to redemption	54,530	—
Checks written in excess of bank balance	—	890
Accounts payable	2,628	3,281
Accrued expenses
Interest	2,278	1,167
Vacation	1,279	1,239
Other	2,745	3,088

Total accrued expenses	6,302	5,494

Total current liabilities	63,460	11,640
Long-term debt	102,177	98,005

Total liabilities	165,637	109,645

Commitments and contingencies (note 9)

Stockholders’ deficit:
Common stock, $1 par value. Authorized 1,000,000 shares; issued 10,686 shares	11	11
Additional paid-in capital	1,710	1,710
Accumulated deficit	(25,467)	(26,770)
Accumulated other comprehensive income	3,461	4,120
Less treasury stock, 5,297.38 shares at April 2, 2010 and January 1, 2010 at cost	(25,466)	(25,466)

Total stockholders’ deficit	(45,751)	(46,395)

	$119,886	$63,250

See accompanying notes to condensed consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, unaudited)

	13 Weeks Ended April 2, 2010	14 Weeks Ended April 3, 2009
Net sales	$31,282	$33,684
Cost of sales	19,308	22,041

Gross profit	11,974	11,643
Selling, general, and administrative expenses	4,676	4,895

Operating income	7,298	6,748

Other expense (income):
Interest	2,909	3,383
Miscellaneous, net	1,043	(715)

Total other expense	3,952	2,668

Income before income taxes	3,346	4,080
Income tax benefit	(62)	(44)

Net income	$3,408	$4,124

See accompanying notes to condensed consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, unaudited)

	13 weeks Ended April 2, 2010	14 weeks Ended April 3, 2009
Cash flows from operating activities:
Net income	$3,408	$4,124
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	719	735
Amortization and write-off of debt issuance costs	215	334
Change in:
Accounts receivable	(1,272)	1,850
Inventories	172	2,203
Prepaid expenses and other	(820)	256
Accounts payable	70	(1,387)
Accrued expenses	620	1,850

Net cash provided by operating activities	3,112	9,965

Cash flows from investing activities:
Purchase of property, plant and equipment	(264)	(654)

Net cash used in investing activities	(264)	(654)

Cash flows from financing activities:
Proceeds from revolving credit facility	2,400	5,000
Payments on revolving credit facility	(4,375)	—
Decrease in checks written in excess of bank balance	(890)	—
Proceeds from sale of senior notes due 2015	102,170	—
Payment to retire senior notes due 2011	(43,475)	(5,000)
Distributions to stockholders	(2,105)	(3,691)
Payments of financing costs	(3,396)	—

Net cash provided by (used in) financing activities	50,329	(3,691)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(24)	182

Net change in cash and cash equivalents	53,153	5,802
Cash and cash equivalents at beginning of period	552	1,633

Cash and cash equivalents at end of period	$53,705	$7,435

See accompanying notes to condensed consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The financial data presented herein is unaudited and should be read in conjunction with the consolidated financial statements and accompanying notes included in the annual report on Form 10-K filed by Da-Lite Screen Company, Inc. (together with all of its subsidiaries, the “Company” or “Da-Lite”) for the fiscal year ended January 1, 2010. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all of the adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. Results for interim periods should not be considered indicative of results for the full year.

The accompanying consolidated financial statements include the accounts of Da-Lite Screen Company, Inc. (Da-Lite), Da-Lite International, Inc., a domestic international sales corporation, and Projecta B.V. (Projecta), a Netherlands limited liability company, and Projecta’s wholly-owned subsidiary Procolor S.A.S. (Procolor), a French corporation. All intercompany accounts and transactions have been eliminated.

The Company operates on a 52/53-week fiscal year ending on the last Friday of December. The first quarters of 2010 and 2009 were 13-week periods and 14-week periods, respectively. The Company’s 2010 and 2009 fiscal years will be 52-week and 53-week years, respectively.

2. Summary of Significant Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results may differ from these estimates and assumptions. The Company’s critical accounting policies are those that affect its consolidated financial statements materially and involve a significant level of judgment by management.

Revenue Recognition

The Company recognizes revenue when it has received an order from a customer, title has transferred to customer, the sales price is fixed or determinable and the collectability of sales price is reasonably assured. All amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue, and costs incurred by the Company for shipping and handling are recorded as cost of sales. Provision for customer sales allowances, returns and warranties are made at the time of shipment. The Company does not have any post-shipment obligations related to its sales such as installation, training or customer acceptance.

Allowance for Doubtful Accounts

The financial status of customers is routinely checked and monitored by the Company when granting credit. The Company provides an allowance for doubtful accounts based upon historical experience and management’s estimate of amounts to be collected from past due accounts.

If circumstances change, for example, due to the occurrence of higher-than-expected defaults or a significant adverse change in a major customer’s ability to meet its financial obligations to the Company, estimates of recoverability of receivable amounts due could be reduced.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. The Company applies the provisions of ASC 350 “Intangibles-Goodwill and Other”, and management tests goodwill for impairment to determine whether its carrying value exceeds its implied fair value at least annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. The Company has three reporting units (Da-Lite US, Procolor S.A.S, and Projecta BV) of which only Da-Lite US has goodwill as of April 2, 2010 and January 1, 2010. The Company’s annual impairment testing date is the last day of the fiscal year.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. The Company estimates fair value based on a combination of the market value approach and income approach using discounted cash flows. These valuations are based on assumptions and estimates including projected future cash flows, discount rates, and determination of appropriate market comparables. The fair value of each reporting unit is estimated using both methods and each method is given equal weighting in arriving at the fair value of the reporting unit.

The second step, if needed, requires the Company to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit’s net assets to calculate the implied value of the goodwill. If the carrying value of the reporting unit’s goodwill is in excess of the implied fair value of goodwill, an impairment charge is taken to reduce the goodwill to its implied fair value.

Disclosures About Fair Value of Financial Instruments

Financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of certain financial instruments approximates the carrying value because of the short-term maturity of these instruments. The estimated fair value of the 9 1/2% senior unsecured notes due 2011 is approximately $55.9 million and $97 million based upon the quoted market value at April 2, 2010 and January 1, 2010, respectively. The estimated fair value of the 12 1/2% Senior Notes due 2015 is at $105.0 million.

Recent Accounting Pronouncements

There were various accounting standards and interpretations issued recently, none of which are expected to have a material impact on the Company’s financial position, operations or cash flows.

3. Notes Payable, Revolving Credit Agreement and Long-term Debt

	April 2, 2010	January 1, 2010
Long-term debt consists of the following (in thousands):
9 1/2 % Senior Notes due May 2011	$—	$98,005
12 1/2 % Senior Notes due April 2015 (net of original issue discount of $2,823)	102,177	—

Total Long-term debt	$102,177	$98,005

The Company issued $160 million of 9 1/2% senior unsecured notes due in May 2011 during fiscal year 2004, which were subsequently exchanged for substantially identical notes that were registered with the Securities and Exchange Commission (the “9 1/2% Senior Notes”). The Company has issued a redemption notice to redeem the notes on May 17, 2010, at a price of 100% of their principal amount plus accrued interest and as a result the 9 1/2% Senior Notes are classified in current liabilities at April 2, 2010.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In the Indenture related to the 9 1/2% Senior Notes, the Company agreed to covenants that limit it and its restricted subsidiaries’ (i.e., Projecta B.V., Procolor S.A.S.) ability, among other things, to: (a) incur additional debt and issue preferred stock, (b) pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments, (c) place limitations on distributions from restricted subsidiaries, (d) issue or sell capital stock of restricted subsidiaries, (e) issue guarantees, (f) sell or exchange assets, (g) enter into transactions with stockholders and affiliates, (h) create liens and (i) effect mergers. In addition, if a change of control occurs, each holder of Notes will have the right to require the Company to repurchase all or part of the holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of purchase. The Company was in compliance with all covenants at April 2, 2010 and January 1, 2010.

On March 29, 2010, the Company repurchased $43.5 million of the outstanding $98.0 million principal amount of its 9 1/2% Senior Notes from the open market for an aggregate purchase price of $44.5 million. The company retired these Notes and wrote-off the premium purchase and the deferred financing cost related to the repurchase. The Company repurchased the remaining $53.5 million of its 9 1/2% Senior Notes in May of this year.

The Company issued $105 million of 12 1/2% senior unsecured notes due in April 2015 during the first quarter of 2010 (the “12 1/2% Senior Notes”). The 12 1/2% Senior Notes were issued with an original issue discount at a price of 97.305% and were recorded at the discounted amount of $102.2 million. The discount will be accreted over the life of these notes as interest expense. We used a portion of the net proceeds from the issuance of the 12 1/2% Senior Notes , to purchase approximately $43.5 million principal amount of the 9 1/2% Senior Notes in March 2010. We used the remainder of these net proceeds, together with borrowings under our bank credit facility, to retire in May 2010 the remaining approximately $53.5 million of indebtedness outstanding under the existing 9 1/2% Senior Notes due 2011 and expect to pay the issuance cost for the new 12 1/2% Senior Notes. We may redeem any of the 12 1/2% Senior Notes beginning on April 1, 2013. The initial redemption price is 106.250% of their principal amount, plus accrued interest. The redemption price will decline each year after 2013 and will be 100% of their principal amount, plus accrued interest, beginning on April 1, 2014. In addition, before April 1, 2013, we may redeem up to 35% of the aggregate principal amount of outstanding notes with the proceeds from sales of certain kinds of our capital stock at a redemption price equal to 112.500% of their principal amount, plus accrued interest to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount originally issued under the indenture remains outstanding. Interest is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2010.

The Company is obligated to cause a registration statement relating to an exchange offer for the 12 1/2% Senior Notes to be filed by May 23, 2010 and to use commercially reasonable efforts to cause such registration statement to be declared effective by September 20, 2010 and consummate the exchange offer by October 20, 2010.

On March 26, 2010, the Company entered into a new two-year arrangement for an unsecured revolving credit facility, with maximum possible borrowings equal to $19.5 million, with Lake City Bank (the “Bank”). The terms of the new two-year unsecured revolving credit facility are substantially similar to a pre-existing credit facility with the Bank that allowed for maximum borrowings of $19.5 million and which was due to expire on May 1, 2011. Interest on any outstanding borrowings related to the new line of credit is calculated at the prime rate, subject to an interest rate floor of 4.00%. As the prime rate is below the floor, the interest rate in effect as of April 2, 2010 was 4.00%. As of April 2, 2010, the Company had no outstanding balances under this agreement.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The Company’s Dutch subsidiary, Projecta, has an overdraft line of credit with maximum possible borrowings equal to 1.5 million Euros. Interest on outstanding borrowings in Europe related to Projecta’s overdraft line of credit is calculated at the Fortis Basic Rate plus 1.50%, the sum of which was 6.35% on April 2, 2010. At April 2, 2010, Projecta had an outstanding balance with Fortis Bank of less than $0.1 million under this credit facility.

The Company has provided an insurance carrier with a standby letter of credit for $0.4 million for self-insured amounts under its insurance program.

4. Stock Options

The Company has a nonqualified stock option plan under which options are granted to certain employees. Options under the plan generally vest one-fifth each year from the anniversary date. The Company did not grant awards during periods presented.

The stock option activity and weighted average exercise prices follow:

	Year to Date
	Options	Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 01, 2010	54	$17,110
Exercised	—	—

Outstanding at April 2, 2010	54	$17,110	$—

Exercisable at April 2, 2010	54	$17,110	$—

5. Inventories

The Company accounts for its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Inventory is comprised of the following (in thousands):

	April 2, 2010	January 1, 2010
Raw materials	$5,955	$5,715
Work in progress	944	915
Finished goods	1,284	1,852

	$8,183	$8,482

6. Accumulated Other Comprehensive Income

The only component of accumulated other comprehensive income as of April 2, 2010 and January 1, 2010 was for cumulative foreign exchange translation adjustments.

7. Segment Information

The Company primarily manufactures projection screens and other meeting room equipment that are sold throughout the United States and Europe. Based on its operations, the Company has established two reportable segments: United States and Europe. The United States segment includes the operations of Da-Lite excluding its

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

foreign subsidiaries. The Europe segment includes the operations of Projecta and Procolor. All intersegment transactions have been eliminated. Information regarding the sales of specific product categories within the Company’s geographic business segments is not presented because it is not practical to determine these amounts.

Operating cash flow is the measure reported to the chief operating decision maker for use in assessing segment performance and allocating resources. Operating cash flow for assessing segment performance is net sales less cost of sales and selling, general, and administrative expenses excluding depreciation and amortization. The Company does not allocate costs between segments.

The following table presents financial information by segment for the periods stated (in thousands):

	13 Weeks Ended April 2, 2010	14 Weeks Ended April 3, 2009
For the period ended:
Net sales:
United States	$25,899	$28,464
Europe	5,383	5,220

Total net sales	$31,282	$33,684

Operating income (loss):
United States	$7,469	$6,869
Europe	(171)	(121)

Total operating income	$7,298	$6,748

	April 2, 2010	January 1, 2010
As of:
Total assets
United States	$104,830	$47,751
Europe	15,056	15,499

Total assets	$119,886	$63,250

8. Commitments and Contingencies

The Company is subject to certain legal proceedings and claims that have arisen in the ordinary course of business. In the opinion of management, the Company does not have a potential liability related to any of these other current legal proceedings and claims that should individually or in the aggregate have a material adverse effect on its financial condition, liquidity or results of operations.

However, the results of legal proceedings cannot be predicted with certainty. Should the Company fail to prevail in legal matters, it is possible that its results of operations or financial condition could be materially adversely affected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Da-Lite Screen Company, Inc.

Warsaw, Indiana

We have audited the accompanying consolidated balance sheets of Da-Lite Screen Company, Inc. and subsidiaries (the “Company”) as of January 1, 2010 and December 26, 2008, and the related consolidated statements of operations, shareholders’ deficit and comprehensive income, and cash flows for each of the three years in the period ended January 1, 2010. We also have audited the Company’s internal control over financial reporting as of January 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Da-Lite Screen Company, Inc. and subsidiaries as of January 1, 2010 and December 26,

2008, and the results of their operations and their cash flows for the three years in the period ended January 1, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

February 26, 2010

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value amount)

	As of January 1, 2010	As of December 26, 2008
Assets
Current assets:
Cash and cash equivalents	$552	$1,633
Accounts receivable, less allowance for doubtful accounts of $591 and $539 in 2009 and 2008, respectively	13,559	16,033
Inventories	8,482	14,442
Prepaid expenses and other	2,045	2,614
Prepaid income taxes	519	623

Total current assets	25,157	35,345

Property, plant and equipment:
Land and land improvements	2,888	2,839
Buildings and building improvements	18,844	18,362
Machinery and equipment	30,456	29,772
Furniture and fixtures	7,837	8,727
Construction in-process	79	460

	60,104	60,160
Less accumulated depreciation	43,256	42,531

Net property, plant and equipment	16,848	17,629

Goodwill	20,440	26,353
Other assets, net	805	1,620

	$63,250	$80,947

Liabilities and Shareholders’ Deficit
Current liabilities:
Revolving credit facility	$1,975	$—
Checks written in excess of bank balance	890	—
Accounts payable	3,281	4,029
Accrued expenses:
Interest	1,167	1,295
Vacation	1,239	1,230
Other	3,088	3,705

Total accrued expenses	5,494	6,230

Total current liabilities	11,640	10,259
Long-term debt	98,005	119,730

Total liabilities	109,645	129,989

Commitments and Contingencies (Note 9)

Shareholders’ deficit:
Common stock, $1 par value. Authorized 1,000,000 shares; 10,686 shares issued and 5,388.62 and 5,389.62 shares outstanding at January 1, 2010 and December 26, 2008, respectively	11	11
Additional paid-in capital	1,710	1,710
Retained deficit	(26,770)	(29,052)
Accumulated other comprehensive income	4,120	3,741
Less treasury stock, 5,297.38 and 5,296.38 shares at cost at January 1, 2010 and December 26, 2008, respectively	(25,466)	(25,452)

Total shareholders’ deficit	(46,395)	(49,042)

	$63,250	$80,947

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Year ended January 1, 2010	Year ended December 26, 2008	Year ended December 28, 2007
Net sales	$130,294	$166,239	$170,164
Cost of sales	83,866	104,517	106,068

Gross profit	46,428	61,722	64,096
Selling, general and administrative expenses	19,495	21,661	20,531
Goodwill impairment	5,926	440	—

Operating income	21,007	39,621	43,565

Other expense (income):
Interest, net	11,872	12,547	13,006
Miscellaneous, net	(2,309)	(325)	1,705

Total other expense	9,563	12,222	14,711

Income before income taxes	11,444	27,399	28,854
Income taxes	122	947	1,015

Net income	$11,322	$26,452	$27,839

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND

COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	Common Stock	Additional paid-in capital	Retained (deficit) earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total
Balance at December 29, 2006	$11	$618	$(34,479)	$2,750	$(24,119)	$(55,219)

Comprehensive income:
Net income	—	—	27,839	—	—	27,839
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	2,230	—	2,230

Total comprehensive income						30,069

Repurchase of common stock (16.5 shares)	—	—	—	—	(503)	(503)
Exercise of common stock options (79.0 shares)	—	997	—	—	358	1,355
Distributions to shareholders ($4,650.52 per share)	—	—	(25,187)	—	—	(25,187)

Balance at December 28, 2007	11	1,615	(31,827)	4,980	(24,264)	(49,485)

Comprehensive income:
Net income	—	—	26,452	—	—	26,452
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	(1,239)	—	(1,239)

Total comprehensive income						25,213

Repurchase of common stock (45.0 shares)	—	—	—	—	(1,225)	(1,225)
Exercise of common stock options (8.0 shares)	—	95	—	—	37	132
Distributions to shareholders ($4,373.44 per share)	—	—	(23,677)	—	—	(23,677)

Balance at December 26, 2008	$11	$1,710	$(29,052)	$3,741	$(25,452)	$(49,042)

Comprehensive income:
Net income	—	—	11,322	—	—	11,322
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	379	—	379

Total comprehensive income						11,701

Repurchase of common stock (1 share)	—	—	—	—	(14)	(14)
Distributions to shareholders ($1,677.18 per share)	—	—	(9,040)	—	—	(9,040)

Balance at January 1, 2010	$11	$1,710	$(26,770)	$4,120	$(25,466)	$(46,395)

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended January 1, 2010	Year ended December 26, 2008	Year ended December 28, 2007
Cash flows from operating activities:
Net income	$11,322	$26,452	$27,839
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,905	3,176	3,420
Amortization and write-off of debt issuance costs	1,221	965	762
Goodwill impairment	5,926	440	—
(Gain) loss on disposal of assets	(1)	(43)	40
Change in:
Accounts receivable	2,780	1,296	(479)
Inventories	6,400	352	(1,002)
Prepaid expenses and other	588	(715)	(1,223)
Accounts payable	(1,048)	(591)	126
Accrued expenses	(1,019)	(940)	(439)
Other	(1)	30	139

Net cash provided by operating activities	29,073	30,422	29,183

Cash flows from investing activities:
Proceeds from sale of assets	3	41	74
Payments for purchase of minority shares	(26)	(956)	(434)
Purchase of property, plant and equipment	(2,043)	(1,896)	(1,755)
Purchases of short-term investments		(5,000)	(5,100)
Maturities of short-term investments		7,550	7,134

Net cash used in investing activities	(2,066)	(261)	(81)

Cash flows from financing activities:
Proceeds from revolving credit facility	19,000	—	—
Payments on revolving credit facility	(17,025)	—	—
Increase in checks written in excess of bank balance	890	—	—
Payments to retire senior notes	(21,725)	(9,250)	(11,220)
Distributions to shareholders	(9,040)	(23,677)	(25,187)
Payments of financing costs	(405)	—	—
Payments for repurchase of common stock	(14)	(1,225)	(503)
Proceeds from exercise of common stock options	—	132	1,355

Net cash used in financing activities	(28,319)	(34,020)	(35,555)

Effect of foreign currency exchange rate changes	231	(212)	(166)

Net change in cash and cash equivalents	(1,081)	(4,071)	(6,619)
Cash and cash equivalents at beginning of year	1,633	5,704	12,323

Cash and cash equivalents at end of year	$552	$1,633	$5,704

Supplemental disclosures of cash flow information:
Income taxes paid during the year	$18	$1,362	$1,087

Interest paid during the year	$12,000	$12,716	$13,198

See accompanying notes to consolidated financial statements.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

(1) Summary of Significant Accounting Policies

(a) Organization

Da-Lite Screen Company, Inc. and subsidiaries (the “Company”) primarily manufactures projection screens and other meeting room equipment that are sold throughout the United States and a number of foreign countries. The Company’s principal operations are located in the United States and Europe.

Approximately 85%, 85% and 84% of the Company’s total net sales in 2009, 2008 and 2007, respectively, were from front projection screen sales. The Company’s ten largest customers accounted for approximately 15%, 14% and 13% of total net sales in 2009, 2008 and 2007, respectively. No customer accounted for more than 4% of the Company’s total net sales in each of 2009, 2008 and 2007.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Da-Lite Screen Company, Inc. (Da-Lite), Da-Lite International, Inc., a domestic international sales corporation, and Projecta B.V. (Projecta), a Netherlands limited liability company, which was 100% owned by Da-Lite at the end of 2009, 99.9% owned by Da-Lite at the end of 2008 (with the remaining 0.1% owned by Projecta employees) and Projecta’s wholly-owned subsidiary Procolor S.A.S. (Procolor), a French corporation. At the end of 2007 Projecta was 97.3% owned by Da-Lite (with the remaining 2.7% owned by Projecta employees). Procolor is a wholly-owned subsidiary of Projecta. All intercompany accounts and transactions have been eliminated.

In preparing the consolidated financial statements, the Company has evaluated events and transactions occurring subsequent to January 1, 2010 through the financial statements issuance date of February 26, 2010 for potential recognition or disclosure.

The Company operates on a 52/53-week year with the year always ending on a Friday. The fiscal year ended January 1, 2010 was a 53 week year, and the fiscal years ended December 26, 2008 and December 28, 2007 were 52-week years.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

The Company recognizes revenue when it has received an order from a customer, product has been shipped FOB shipping point, the sales price is fixed or determinable and the collectibility of sales price is reasonably assured. All amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue, and costs incurred by the Company for shipping and handling are recorded as cost of sales.

Provision for customer sales allowances, returns and warranties are made at the time of shipment.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

(e) Cash and Cash Equivalents

The Company considers interest bearing instruments with original maturities of three months or less at the date of purchase to be the equivalent of cash. The Company considers interest bearing instruments with original maturities greater than three months and less than twelve months as short-term investments.

(f) Accounts Receivable

The financial status of customers are routinely checked and monitored by the Company when granting credit. The Company provides an allowance for doubtful accounts based upon historical experience and management’s analysis of past due accounts. At January 1, 2010 and December 26, 2008, no customer accounted for more than 10% of accounts receivable.

(g) Inventories

The Company accounts for its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Inventory is comprised of the following at (in thousands):

	January 1, 2010	December 26, 2008
Raw materials	$5,715	$9,195
Work in progress	915	2,092
Finished goods	1,852	3,155

	$8,482	$14,442

(h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives which are ten to fifteen years for land improvements, ten to fifteen years for building and building improvements, three to ten years for machinery and equipment, four to five years for information systems and five to ten years for furniture and fixtures. Repair and maintenance costs are charged to expense as incurred.

(i) Impairment of Long-lived Assets

The Company evaluates the carrying amount of long-lived assets held and used when events and circumstances warrant such a review. If the carrying amount of long-lived assets held and used exceeds the expected future undiscounted cash flows, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. During the years ended January 1, 2010 and December 26, 2008, no such impairment was recognized.

(j) Goodwill

US GAAP requires that goodwill be tested at least annually for impairment or when events or changes in circumstances occur by determining whether the carrying amount of goodwill exceeds its implied fair value based on both a market value and income approach. The Company tests its goodwill for impaired assets on the last day of its fiscal year. Management has determined that goodwill was not impaired as of the January 1, 2010 annual impairment test.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

Goodwill represents the excess of purchase price over fair value of identifiable net assets acquired. During the second quarter of 2009, management determined that the sustained decline in revenues and the continued deterioration of the global economy were indicators of impairment as described in ASC 350 and as such, the Company performed a step one test for the potential impairment of the goodwill related to the Da-Lite US and Projecta BV reporting units. The Da-Lite US reporting unit passed the step one test and a step two test was not required. The Projecta BV reporting unit failed the step one test and as a result the step two analysis was performed to determine the implied fair value of the reporting unit’s goodwill. As a result of the step two calculation, goodwill of $5.9 million for the Projecta BV reporting unit was deemed to be fully impaired and a resulting impairment charge was recorded in the thirteen week period ended July 3, 2009. The Company finalized the step two analysis during the third quarter and no adjustments to the financial statements were necessary as a result of this process.

Management determined the goodwill related to Projecta’s wholly-owned subsidiary Procolor S.A.S. was fully impaired and $.4 million was written-off in the fourth quarter of 2008. It was determined that the fair value of the subsidiary was no greater than the net asset value based upon a current and projected discounted cash flow analysis and an internal evaluation of the marketability of the net assets. Management has determined that goodwill was not impaired as of the fiscal year ended 2007. The remaining change in the goodwill balance between years is a result of foreign currency translation.

(k) Other Assets, Net

Other assets, net includes deferred financing costs of $4.1 million and $4.5 million less accumulated amortization of $3.3 million and $2.9 million at January 1, 2010 and December 26, 2008, respectively. The Company amortizes the deferred financing costs over the life of the long-term debt. In conjunction with the retirement of long-term debt, the Company writes-off the related deferred financing costs. Amortization and write-offs of the deferred financing costs are recognized as a component of interest expense.

(l) Foreign Currency Translation

The Company conducts business on a multinational basis. The Company’s exposure to market risk for changes in foreign currency exchange rates arises from foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international business. The Company’s primary currency exposure relates to the Euro.

The functional currency for Projecta and Procolor is their local currency (Euro). Foreign currency accounts were translated into United States dollars at exchange rates in effect at the end of the year for all asset and liability accounts, at the historical exchange rate for common stock and additional paid-in capital and at average exchange rates during the year for income and expense accounts. The gains or losses from these translations are included in accumulated other comprehensive income.

(m) Product Warranties

At the time a sale is recognized, the Company estimates future warranty costs based on historical warranty claims. The Company has recorded a warranty reserve of $238,000 at January 1, 2010 and December 26, 2008 for estimated future warranty costs based upon past trends of actual warranty claims.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

(n) Disclosures About Fair Value of Financial Instruments

Financial instruments are described as cash or contractual obligations or rights to pay or receive cash. The fair value of certain financial instruments approximates the carrying value because of the short-term maturity of these instruments. The estimated fair value of long-term debt is approximately $97 million and $105 million based upon the quoted market value at January 1, 2010 and December 26, 2008, respectively.

(o) Derivative Instruments

The Company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments used by the Company include forward foreign exchange contracts.

Derivative financial instruments are recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in earnings as the Company has not sought hedge accounting treatment.

The Company periodically uses forward foreign currency exchange contracts to hedge purchase orders. Gains or losses are recorded through operations and were not material in 2009, 2008 or 2007. There were open forward exchange contracts with notional amounts of $1.3 million at January 1, 2010 and December 26, 2008. The fair value of open forward exchange contracts was not material.

(p) Stock Option Plan

The amount of compensation cost is measured based upon the grant date fair value. The fair value of the option grants is estimated on the date using the Black-Scholes option pricing model with assumptions on dividend yield, risk-free interest rate, expected forfeiture rate, expected volatilities, and expected lives of the options.

The Company has a nonqualified stock option plan under which options are granted to certain employees. The plan authorizes grants of options to purchase 737 shares, all of which have been granted.

(q) Income Taxes

The Company is taxed under the provisions of the Internal Revenue Code regulating small business corporations (Subchapter S). Under the provisions of Subchapter S, tax liabilities and benefits flow through to the shareholders of Da-Lite. Therefore, no provision or liability is recorded in the consolidated financial statements for U.S. taxable income of the Company. The Company pays foreign income taxes on the earnings of Projecta and Procolor. Foreign income taxes are recorded in the consolidated financial statements. See note 3 for further information.

The Company files income tax returns in various state and foreign jurisdictions. State jurisdictions that remain subject to examination range from 2005 to 2008. Netherlands tax returns that remain subject to examination range from 2003 to 2008. The Company does not believe there will be any material changes in the unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company has no accrued interest or penalties, and no such expenses were recognized during the 2009, 2008, and 2007 years.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

(r) Research and Development

Research and development costs are expensed as incurred. Such costs are classified as part of cost of sales and were $268,000, $463,000 and $300,000 for the years ended January 1, 2010, December 26, 2008 and December 28, 2007, respectively.

(s) Recent Accounting Pronouncements

There were various accounting standards and interpretations issued recently, none of which are expected to have a material impact on the company’s financial position, operations or cash flows.

(2) Notes Payable, Revolving Credit Agreement, and Long-term Debt

Long-term debt at January 1, 2010 and December 26, 2008 consisted only of Senior Notes due in 2011.

The Company issued $160 million of 9 1/2% senior unsecured notes due in May 2011 during fiscal year 2004, which were subsequently exchanged for substantially identical notes that were registered with the Securities and Exchange Commission (the “9 1/2% Senior Notes due 2011” or “Notes”). The net proceeds from the issuance of the Notes were used during fiscal year 2004 to retire approximately $15 million of indebtedness outstanding under a then existing credit facility, to pay a special distribution to stockholders of approximately $134.6 million and for general corporate purposes. For the twelve-month period which commenced on May 15, 2009, the Company may redeem any of the Notes at an initial redemption price of 102.375% of their principal amount plus accrued interest. Any outstanding principal is due in May 2011 and interest is payable semi-annually in arrears on May 15 and November 15 of each year.

In the Indenture related to the 9 1/2% Senior Notes due 2011, the Company agreed to covenants that limit it and its restricted subsidiaries’ (i.e., Projecta B.V., Procolor S.A.S.) ability, among other things, to: (a) incur additional debt and issue preferred stock, (b) pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments, (c) place limitations on distributions from restricted subsidiaries, (d) issue or sell capital stock of restricted subsidiaries, (e) issue guarantees, (f) sell or exchange assets, (g) enter into transactions with stockholders and affiliates, (h) create liens and (i) effect mergers. In addition, if a change of control occurs, each holder of Notes will have the right to require the Company to repurchase all or part of the holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of purchase. The Company was in compliance with all covenants at January 1, 2010 and December 26, 2008.

On April 20, 2009, the Company entered into a new two-year arrangement for an unsecured revolving credit facility, with maximum possible borrowings equal to $19.5 million, with Lake City Bank (the “Bank”). The terms of the new two-year unsecured revolving credit facility are substantially similar to a pre-existing credit facility with the Bank that allowed for maximum borrowings of $15 million and which was due to expire on May 1, 2010. Interest on any outstanding borrowings related to the new line of credit is calculated at the prime rate, subject to an interest rate floor of 4.00%. As the prime rate is below the floor, the interest rate in effect as of January 1, 2010 was 4.00%. As of January 1, 2010, $2 million of borrowings were outstanding under this facility.

The Company’s Dutch subsidiary, Projecta, has an overdraft line of credit with maximum possible borrowings equal to 1.5 million Euros. Interest on outstanding borrowings related to this line of credit is calculated at the Fortis basic rate plus 1.50%, the sum of which was 6.35% on January 1, 2010. At January 1, 2010 and December 26, 2008, Projecta had no outstanding balances under this line of credit.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

The Company has provided an insurance carrier with a standby letter of credit for $0.4 million for self-insured amounts under its insurance program.

(3) Income Taxes

The Company is taxed as a S-Corporation in the U.S. and therefore does not provide for U.S. federal and state income taxes. As a result, all income tax expense results from foreign operations.

The Company does not have significant differences between book and tax in the foreign jurisdictions in which it operates and as a result there are no significant deferred tax assets or liabilities. The Company had net operating loss carryforwards of $243,000 as of December 26, 2008 related to operations in France. In 2009, the Company recorded a full valuation allowance against net operating loss tax asset in France resulting in a valuation allowance of $378,000.

The difference between the U.S. statutory tax rate and the Company’s effective income tax rate is attributable to S corporation income that is not subject to federal and state tax and tax rates in foreign jurisdictions at a rate which varies from the U.S. statutory rate.

(4) Profit Sharing and Retirement Plans

Da-Lite has a 401(k) retirement plan covering all full-time Da-Lite employees meeting certain service requirements. Under the terms of the plan, employees can contribute up to 16% of maximum compensation as prescribed by law to the plan and Da-Lite may match 50% of the first 6% contributed by the employees. Effective October 1, 2006, Da-Lite resumed matching 50% of employee contributions up to 6% of salary. Da-Lite again temporarily suspended the match effective February 1, 2008 and resumed the match effective July 1, 2008. Da-Lite again suspended the match for the year 2009. Da-Lite recorded approximately $5,000, $205,000 and $326,000 in matching contributions for the years ended January 1, 2010, December 26, 2008, and December 28, 2007, respectively. Also, under the terms of the plan, Da-Lite may make discretionary profit sharing contributions. The discretionary contributions are determined by management. Da-Lite did not accrue any discretionary contributions to the plan for the years ended December 26, 2008, December 28, 2007, and December 29, 2006, respectively. Projecta is a participant in a multi-employer benefit plan covering substantially all Projecta employees. For the years ended January 1, 2010, December 26, 2008 and December 28, 2007, Projecta made contributions of approximately $718,000, $541,000 and $464,000, respectively.

(5) Stock Options

The Company has a nonqualified stock option plan under which options are granted to certain employees. Options under the plan generally vest one-fifth each year from the anniversary date. During 2004, the Company also granted options to certain employees that were immediately 100% vested. The options expire after ten years from the date of grant. The Company used the Black-Scholes option pricing model using the minimum value method. The Company did not grant awards during 2009, 2008 and 2007.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

The stock option activity and weighted average exercise prices follow:

	Number of Shares Under Option	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 26, 2008	55	$17,079	55	$17,079
Granted	—	—
Exercised	—	—
Forfeited	(1)	—	(1)

Outstanding, January 1, 2010	54	$17,110	54	$17,110

Vested or expected to be vested	54	$17,110

There were no options exercised in 2009. In 2008, the aggregate intrinsic value of options exercised was $0.1 million and $1 million in 2007. The aggregate intrinsic value of options outstanding, options exercisable, and options vested or expected to vest as of January 1, 2010 was $0.0 million, $1.2 million in 2008, and $0.5 million in 2007. The weighted average contractual term of options outstanding, options exercisable and options vested and expected to vest as of January 1, 2010 was 4.4 years. Cash received from exercise of stock options was $0.0 million in 2009 and $0.1 million in 2008. The Company does not have a policy for issuing shares or using treasury shares when stock options are exercised.

(6) Goodwill

The changes in the carrying amount of goodwill for the year ended January 1, 2010, is as follows (in thousands):

	2009	2008
Balance at beginning of year:
Goodwill	$26,793	$27,129
Accumulated impairment losses	(440)	—

	26,353	27,129
Foreign currency translation	13	(336)
Impairment	(5,926)	(440)

Balance at end of year:
Goodwill	26,806	26,793
Accumulated impairment losses	(6,366)	(440)

	$20,440	$26,353

(7) Financial Information about Industry Segments

The Company primarily manufactures projection screens and other meeting room equipment that are sold throughout the United States and Europe. Based on its operations, the Company has established two reportable segments: United States and Europe. The United States segment includes the operations of Da-Lite excluding its foreign subsidiaries. The Europe segment includes the operations of Projecta and Procolor. All intersegment transactions have been eliminated. Information regarding the sales of specific product categories within the Company’s geographic business segments is not presented because it is not practical to determine these amounts.

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

Operating cash flow is the measure reported to the chief operating decision maker for use in assessing segment performance and allocating resources. Operating cash flow for segment reporting is net sales less operating costs and does not include depreciation and amortization or interest expense. The Company does not allocate costs between segments.

The following table presents financial information by segment: (in thousands)

For the years ended:	January 1, 2010	December 26, 2008	December 28, 2007
Net sales:
United States	$109,832	$136,869	$141,779
Europe	20,462	29,370	28,385

Total net sales	$130,294	$166,239	$170,164

Operating income:
United States	$27,722	$36,244	$39,095
Europe	(6,715)	3,377	4,470

Total operating income	$21,007	$39,621	$43,565

Income before income taxes:
United States	$18,196	$24,020	$24,869
Europe	(6,752)	3,412	4,108

Total income before income taxes	$11,444	$27,432	$28,917

Net income:
United States	$18,196	$24,020	$24,869
Europe	(6,874)	2,432	2,970

Total net income	$11,322	$26,452	$27,839

Purchase of property, plant and equipment
United States	$1,746	$1,280	$1,580
Europe	297	616	175

Total purchases of property, plant and equipment	$2,043	$1,896	$1,755

Depreciation
United States	$1,988	$2,208	$2,434
Europe	917	968	986

Total depreciation	$2,905	$3,176	$3,420

As of:	January 1, 2010	December 26, 2008
Total assets:
United States	$47,751	$57,088
Europe	15,499	23,859

Total assets	$63,250	$80,947

Goodwill:
United States	$20,440	$20,440
Europe	—	5,913

Total goodwill	$20,440	$26,353

DA-LITE SCREEN COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended January 1, 2010, December 26, 2008 and December 28, 2007

(8) Accumulated Other Comprehensive Income (Loss)

The only component of accumulated other comprehensive income as of January 1, 2010 and December 26, 2008 was for cumulative foreign exchange translation adjustments.

(9) Commitments and Contingencies

The Company is involved in certain legal proceedings and claims that have arisen in the ordinary course of business and which have not been fully adjudicated. In the opinion of management, the Company does not have a potential liability related to any of these other current legal proceedings and claims that should individually or in the aggregate have a material adverse effect on its financial condition, liquidity or results of operations.

However, the results of legal proceedings cannot be predicted with certainty. Should the Company fail to prevail in legal matters, it is possible that its results of operations or financial condition could be materially adversely affected.

(10) Valuation and Qualifying Accounts

Description	Balance at beginning of year	Charges to Costs and expenses	Deductions	Balance at end of year
	(in thousands)
Allowance for doubtful accounts:
Year ended January 1, 2010	$539	$799	$(747)	$591
Year ended December 26, 2008	369	509	(339)	539
Year ended December 28, 2007	533	757	(921)	369